United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Annual General Meeting of Shareholders Proxy Statement April 30th, 2021 2021 www.vale.com Mach 15th, 2021 – Notice of Annual and Extraordinary General Meetings of Shareholders, to be held on April 30th, 2021 – Rio de Janeiro

Notice of 2021 Annual and Extraordinary General Meetings of Shareholders The 2021 Annual and Extraordinary General Meetings of Shareholders will be held on April 30th, 2021, at 10:00 (GMT – 03:00) to deliberate on the following proposals: Meetings Materials: You can find all relevant information and documentation at www.vale.com/investors. See page 118 for more details. Item Proposals Page reference I Deliberate on the financial statements for the fiscal year ended December 31, 2020 35 II Elect the members of the Board of Directors 60 III Elect the members of the Fiscal Council 86 IV Set the overall annual compensation of the administrators and Fiscal Council members for 2021 90 V Vale’s Stock Plan 116 VI Approve the partial spin-off of MBR and the incorporation of Vale’s wholly-owned subsidiaries 117

Annual General Meeting of Shareholders **2021**

Table of Contents

5 Call of the 2021 Annual and the Extraordinary General Meeting

- Summary of Proxy Statement 5

12 Building a better Vale

- A letter from our Chairman 12
- A message from Vale's CEO 15
- The pillars of our strategy 17
- The Reparation in Brumadinho 19
- Cultural transformation 22
  - Benchmark in Safety 24
  - The best and most reliable operator 28
  - Talent-driven organization 28
  - Reference in creating and sharing value 28
  - Leader in low-carbon mining 29
- People Management 30
  - Performance 30
  - Leadership development 31
  - Training 32
  - Succession 33
  - Talent attraction 33
  - Diversity and inclusion 33

35 Item I Financial statements for the fiscal year ended December 31, 2020

36 Corporate Governance

- Vale's Governance Structure 37
- Shareholding Structure 38
  - Investor engagement 39
- Oversight of the Board of Directors 41
- Advisory Committees to the Board of Directors 47
- Independent Extraordinary Advisory Committees 52
- Board Assessment Process 54
- Recent Governance Improvements 58

60 Item II Elect the members of the Board of Directors

- A letter from the Nomination Committee 61
- Highlights of the Board of Directors 64
- Main skills and experiences 65
- Nominated Board Profile 67
- Summary of skills and experiences of Directors nominees 68

Annual General Meeting of Shareholders 2021 86 Elect the members of the Fiscal Council Item III 90 91 92 93 97 106 106 108 90 Determine the compensation of the administrators and members of the Fiscal Council for 2020 Item IV Practices and Governance in Compensation Elements of compensation for the Board of Directors, Committees and Fiscal Council Compensation of Extraordinary Committees Elements of compensation of Statutory Officers Evolution in executive compensation Analysis and discussion on compensation Total compensation budget for 2021 Analysis and discussion on compensation of Statutory Directors 119 119 120 121 121 Voting rights Required documents Participation by Proxy Proxy Form Participation of holders of American Depositary Shares (“ADSs”) 118 General Information for the Annual and Extraordinary General Meeting Participation by Absentee Ballot Participation by Virtual Access at the time of the Meeting Participation and/or Voting on the Digital Platform 122 123 124 122 Means of Shareholder Participation Table of Contents 116 Alteration of the Virtual Shares Plan (VSP) for payment in shares Item V 117 Incorporations Item VI

P. 5 Annual General Meeting of Shareholders 2021 General Meeting Summary of Proxy Statement To help you assess the proposals on the agenda for the Annual and Extraordinary General Meetings, we have highlighted the information below. For more complete information on such topics, please carefully read Vale’s Report from Administration and Management Proposal, prepared under the CVM rules, available at www.vale.com/investors. Call of the 2021 Annual and the Extraordinary Friday, April 30th, 2021 10:00 (GMT - 03:00) Contact us by e-mail vale.ri@vale.com If you plan to participate, you may do so directly, through a duly constituted proxy, or by sending an absentee ballot. Virtual meeting (Zoom) Access www.vale.com/investors Annual and Extraordinary Meetings of Shareholders When Questions Participation Where Meetings materials 1. 4. 5. 2. 3.

Annual General Meeting of Shareholders **2021**

Governance Enhancements

See Section – Corporate Governance

✓ Extraordinary Committees of Support and Reparation and Investigation delivered their final reports, which are available on Vale's Investor Relations website.

✓ Continuity of the Dams Committee until April 2021, when members will join the Independent Tailings Review Board.

✓ Installation of the Statutory Audit Committee, composed of independent and external members, to strengthen risk governance.

✓ Appointment of the Compliance Officer, responsible for supervising the Whistleblower Channel, Internal Audit and Corporate Integrity, and linked to the Board of Directors.

✓ Creation of the Nomination Committee, to propose improvements related to the structure, size and competencies of the Board of Directors, given the expiration of Vale's Shareholders' Agreement.

✓ Changes to Vale's Bylaws to, among other issues, provide for more independence on the Board, individual elections and adoption of the Lead Independent Director.

Environmental, Social and Governance (ESG) at Vale

Throughout 2020, in light of the COVID-19 pandemic and important social movements, Vale noted an increase of requests for meetings and engagement calls with the financial community on ESG issues. Vale sought to respond by hosting webinars, roadshows, conference attendance and frequent updates on the ESG Portal.

✓ **80% of Vale's shareholders** include ESG aspects in decision making;

✓ ESG Portal: a **dynamic** source of information on Vale's sustainability practices;

✓ ESG Engagement in 2020: **3** webinars, **4** conferences, **2** roadshows and **23** letters;

✓ Launching of the **Tax Transparency Report**;

✓ Disclosure of climate change **scenarios**;

✓ **Recognition** of advances in ESG by rating agencies such as Fitch Ratings, Moody's and Sustainalytics;

✓ Biannual update of the **dam portfolio**, as required by the **ICMM**.

Action plan for ESG gaps
Gaps per status


37
14
6
5
1
63
Concluded
2021
After the 2021 AGM
2021
Under evaluation
Total

P. 6

P. 7 Annual General Meeting of Shareholders 2021 We also advanced in the action plan for ESG gaps, having closed 11 more gaps, reaching a total of 37 gaps closed out of the 52 mapped, with special attention to the creation of the Audit Committee and the Nomination Committee, in addition to the definition of climate change scenarios. Vale continues to seek improvement in its practices, and therefore, at the end of 2020, it revised its list of gaps, adding 11 new gaps to the 52 previously mapped. The complete updated list is available on the ESG Portal, and the update does not alter our commitment to closing all the gaps mapped by 2030. See Item I – Approval of 2020 Financial Statements The Board of Directors is confident in Vale’s economic and financial capacity, and long- term sustainability of Vale, based on its already demonstrated competitiveness and resilience to the price cycle of its products. We continue to achieve solid business results. The adoption of measures to combat the Covid-19 pandemic and the continuity of full reparation in Brumadinho were Vale’s priorities in 2020. In this year of great challenges for society, Vale quickly promoted operational adjustments and carried out actions with a positive impact in the locations where it operates, while advancing in the stabilization of its operations. Main highlights of the economic and financial performance in 2020: • Vale ended 2020 with 322 mt of iron ore production capacity and expects to reach 350 mt of capacity by the end of 2021; • Net operating revenue totaled R$ 208.5 billion; • Costs and expenses, including Brumadinho, totaled R$ 151 billion, R$ 7.3 billion higher than 2019, due to the negative effect of the Brazilian real devaluation and higher costs of iron ore purchases of from third-parties; • Vale ended the year with US$ 13.5 billion in cash and cash equivalents, more than our gross debt; • Adjusted EBITDA in the Ferrous Minerals segment was R$ 110.1 billion in 2020, R$ 42.8 billion higher than 2019, due to higher realized prices, the positive impact of exchange rate fluctuations, mainly on our revenues and lower freight costs, which were partially offset by lower sales volumes and higher costs and expenses; • Adjusted EBITDA for Base Metals was R$ 15.5 billion in 2020, R$ 6.9 billion higher than the R$ 8.6 billion recorded in 2019, mainly due to the positive effect of the Brazilian real devaluation, higher by- products revenues and nickel hedge positions that Vale settled in March 2020; • Coal adjusted EBITDA was negative by R$ 4.9 billion in 2020, R$ 2.8 billion lower than in 2019, mainly due to the decrease in production and sales; • Vale posted a net income of R$ 26.7 billion in 2020; • Vale generated US$ 9.2 billion in Free Cash Flow from operations in 2020, US$ 1.1 billion higher than 2019, driven by an even stronger proforma EBITDA, lower interest rates on loans, but negatively impacted by higher investments and higher variation in working capital; • In 2020, investments totaled US$ 4.430 billion, with US$ 522 million in project execution and US$ 3.908 billion in maintenance of operations, 20% higher than in 2019; • In July 2020, the Board of Directors approved the resumption, without changes, of the Shareholder Remuneration Policy suspended in January 2019. The dividend distribution for the 2020 balance sheet sum up to R$ 6.67 per share; • The solid operational cash flow generation enabled Vale to distribute US$ 3.4 billion to shareholders and increase cash and cash equivalents by US$ 7.2 billion.

Annual General Meeting of Shareholders 2021

Iron Ore and Pellets

Sales volumes of iron ore fines and pellets totaled 286.1 mt in 2020, 5% below the production of iron ore fines. In order to serve customers in 2019, Vale reduced its operating stocks, reaching unsustainable levels. In 2020, Vale needed to replenish its operational inventories, enabling greater adherence between sales and production in 2021.


312.5 mt
286.1 mt
2019
2020

Nickel

Sales volumes of nickel totaled 210.9 kt in 2020, 2,5% higher than 2019. The better performance was due to the improved performance from Onça Puma and an increased source ore from Indonesia due to stable operations. COVID-19 impacts estimated to have trimmed annual production across all our Base Metals operations, while the biennial broader-scope scheduled maintenance at Canada operations also impacted production. In 4Q20, the higher sales volume was the result of the higher production, which allowed Vale to take advantage of the better price environment.


205.7 kt
210.9 kt
2019
2020

Copper

Sales volumes of copper totaled 346.3 kt in 2020, 5,2% lower than 2019, mainly due to the impacts related to COVID-19, a limitation of Canadian mill production due to lower mining rates, which was partially offset by the increase in production due to the strong performance from Sossego.


365.2 kt
346.3 kt
2019
2020

Net operating revenue

R$ 208.5 billion in 2020, an increase of R $ 59.9 billion in relation to 2019, reflecting the positive effect of the Brazilian real devaluation and the higher realized iron ore prices and higher revenues from Base Metals by-products.


R$ 148.6
R$ 208.5
R$ billion
2019
2020

P. 8

P. 9 Annual General Meeting of Shareholders 2021 Adjusted EBITDA R$ 87.3 billion in 2020, R$ 45 billion higher than the recorded in 2019, mainly due the positive effect of the devaluation of the Brazilian real against the US dollar on net operating revenue and higher iron ore sales prices partially offset by lower sales volumes of iron ore and pellets, higher iron ore acquisition costs from third parties, recording of provisions for the Global Settlement Agreement for Brumadinho and new estimates for dam decharacterization. Net debt Net debt was negative at US$ 898 million, a decrease of US$ 5.8 billion compared to 2019. The reduction in net debt was mainly due to the net effect of free cash flow generation offset by the payment of Interest on Equity in 2020. 2019 R$ 42.3 R $ 87.3 2020 R$ billion 2019 US$ 4.9 US$ -0.9 2020 US$ billion Expanded net debt The expanded net debt, which is composed only of other relevant obligations and commitments of Vale reached US$ 13.3 billion as of December 31, 2020, tending to the long-term reference level of US$ 10 billion as the company continues to generate cash and pay its obligations and commitments. Net income R$ 26.7 billion in 2020, a positive variation of R$ 33.4 billion in relation to the loss recorded in 2019. The better result was mainly due to effect on EBITDA R$ 45 billion higher than in 2019 and increased impairments of assets and onerous contracts recorded in 2019, mainly in the Nickel (VNC) and Coal businesses. 2019 R$ -6.7 R$ 26.7 2020 R$ billion 2019 2020 US$ billion For more information on this topic, please see the Vale’s Performance Report in 2020. US $ 17.8 US$ 13.3

P. 10 Annual General Meeting of Shareholders 2021 See Item II – Board of Directors Election To ensure a proper and orderly transition to turn Vale into a company with dispersed ownership, in July 2020 the Board of Directors decided to establish a Nomination Committee, with the main functions of introducing improvements to the structure of the Board of Directors, and at the end of its deliberations, presenting a proposal for the composition of the Board of Directors for the 2021-23 term. Since then, the Nomination Committee has been working closely with key governance stakeholders and international consulting firms, considering the level of independence, board structure, size and diversity parameters. The Nomination Committee also looked for benchmarks in best practices from national and international players and further deepened its understanding of institutional investors’ perspectives on these issues. As a result, the Board of Directors, with the support of the Nomination Committee and the Personnel and Governance Committee, proposed changes to Vale’s By-Laws to prepare the Company for the Annual General Meeting. These By-Law changes were approved at the Extraordinary General Meeting, held on March 12, 2021. The Board of Directors and the Nomination Committee believe that the 12 nominees for Board have the necessary qualifications and experience to continue to provide quality support and advice to the Company’s management, as well as renewal in an organized and balanced manner for a corporation with an international profile. Both bodies understand such composition as an important step to ensure the continuity of governance improvements achieved at Vale and as a platform for governance enhancements going forward. Get to know our nominees in Item II, on the election of the Board of Directors.

P. 11 Annual General Meeting of Shareholders 2021 Minimum shareholder position requirement: at least 36x the monthly base salary for the CEO and 24x the monthly base salary for the Executive Officers. Adoption of the Malus and Clawback rules, by which, upon facts or events of exceptional severity, the variable compensation may be eliminated, reduced or even returned by the executive to the Company. Alignment of compensation with Vale’s ambition to be a leader in low carbon mining, through the readjustment of the organizational structure, impact on the short-term annual bonus, which has a 10%-stake of targets linked to this initiative, and inclusion of ESG targets in the share-based variable compensation (long-term programs). Short-term compensation with elements of risk management and inclusion of collective targets for Productivity, Management Model (VPS) and Cultural Transformation for leadership. Health, Safety, Geotechnical, Reparation and Compliance areas without targets linked to the company’s financial and production results in their variable compensation. Compensation mix aligned with the international market profile, with more focus on long-term variable compensation components. More complete individual performance evaluation process (360º for CEO and 180º for Executive Officers) and with individual actions that have an impact on compensation, based on meritocracy and pay-for-performance. More discretion for the Board of Directors as to the application of the non-compete commitment after the executive leaves the Company. Earlier renewal of mandates and contracts of the statutory executive officers, providing continuity and stability to the business plan and ambitions outlined by the current management, reflecting the evolution of Vale’s Corporate Governance. Greater transparency and clarity to executive compensation, with the launch of the Proxy Statement for Shareholders’ Meetings in 2020 and its revision for 2021. Best practices in compensation See Item IV – Practices and Governance on Compensation

P. 12 Annual General Meeting of Shareholders 2021 A letter from our Chairman Vale moves forward in its commitments to its shareholders and to society by conducting an agile, fair, and dignified process of reparation in Minas Gerais, and by taking important steps to become a reference in safety. In a year with unprecedented challenges in recent history, brought by the Covid-19 pandemic, the Company has engaged with issues that cause great regret and also those which are dear to all of us, such as supporting employees, communities and public institutions. Concomitantly, it continued to drive significant changes in its practices and processes to transform itself into an even better Vale. With open dialogue and collaboration, Vale’s Board of Directors maintained oversight on the 32 occasions it met throughout 2020. Monitoring the reparation of Brumadinho, dam and people safety, especially in light of the Covid-19 pandemic, advances in the governance structure and long- term strategic planning were the themes that dominated the Board’s discussions in 2020. We will continue to keep our activities close to executives, shareholders, authorities and society to make Vale one of the safest and most reliable mining companies in the world. Guidelines towards excellence The Board of Directors supports senior leadership in implementing behavioral models for a culture that prioritizes safety and risk management at Vale. In this sense, we established the Vale Dear Fellow Shareholders, Building a better Vale

P. 13 Annual General Meeting of Shareholders 2021 Management Model Policy - VPS, which aims to support and strengthen the Company’s values and leverage results, on the path to continuous operational excellence. We also established the Policy for Safety of Dams and Mining Geotechnical Structures, aimed at continuous improvement of the management of these critical assets. The policy was created with the Global Industry Standard on Tailings Management (GISTM) as a reference, evidence of Vale’s commitment to best practices in the industry, and directs efforts to expand Vale’s Dams and Tailings Management System. Along with those, 17 other policies were approved or reviewed by the Board, in order to contribute to broad guidelines for Vale’s long-term objectives. Risk and business oversight To improve the oversight of Vale’s adherence to legal, statutory and regulatory standards, the adequacy of risk management processes, and the quality and integrity of financial reporting, in March 2020 we installed the Audit Committee. In the same period, we also established the Chief Compliance Officer (“CCO”), directly linked to the Board of Directors, reinforcing Vale’s risk management model in its third line of defense. With the support of the advisory committees, the Board carried out periodic monitoring of Vale’s Global Integrated Risk Map, with discussion of the company’s critical and very critical risks, as well as the controls needed to mitigate them. To promote increasingly safe, environmentally responsible operations that guarantee the integrity of Vale’s assets, the Board of Directors approved operations that aim to reduce risks and enable a continuous focus on the main businesses. We highlight the search for a buyer and studies for the exit from the Vale New Caledonia (“VNC”) operation, and also the announcement of the intention to divest the coal operating segment, in Mozambique, in line with our strategy on the climate agenda. The Board of Directors supports senior leadership in transforming Vale to a culture in which safety and risk management are at the heart of decision making. ESG approach The Board remains firmly committed to making Vale a reference in ESG practices. The action plan to address ESG gaps incorporates governance improvement actions that are essential for a better social and environmental performance of the Company, and a significant part of these actions were concluded in 2020. At the Extraordinary General Meeting, to be held in March, the Company’s shareholders will have the opportunity to directly address other ESG gaps of the Company, related to the structure of the Board of Directors itself, with an increased number of directors and independent members, more directors with mining and dam management experience, greater diversity, election of an independent chairman and a lead independent director. We also followed the company’s innovation strategy, especially in the promotion of sustainability and climate change adaptation, establishing guidelines for Vale to lead in carbon- neutral mining. In the relationship and social dialogue with communities, we highlight the continuity of the work started in 2019 of interaction with the Extraordinary Independent Advisory Committee for Support and Reparation, and through the Sustainability Committee, we maintained direct engagement with families and communities in the scope of the Brumadinho reparation and the Renova Foundation. 2021, a new stage in Vale’s management With the end of the Shareholders’ Agreement in November 2020, Vale began its journey to become a true corporation. The Board of Directors has conducted this transition with order and balance, leading the internal changes necessary for the stability and good performance of the Company in this new context. The installation of the Nomination Committee, in July 2020, with independent composition and performance, will guarantee the evolution of the

P. 14 Annual General Meeting of Shareholders 2021 Board, so that Vale will continue to benefit from the plurality of experiences and arguments, and from a process of decision-making with quality and security, in accordance with the law, ethics and best practices of corporate governance. The 2021 Annual General Shareholders’ Meeting will be a milestone in Vale’s history due to the opportunity it brings to increase the independence and plurality of expertise in the Company’s management, expanding the voices of our shareholders and the active listening of the Company. I take this opportunity to invite our shareholders to assess and decide on the important evolution aspects proposed for Vale’s governance. On behalf of Vale’s Board of Directors, I would like to thank you for your support. As we change and advance in strategy, governance, safety, reparation and cultural transformation, we will continue to take steps to build a better Vale. José Maurício Pereira Coelho Chairman of the Board of Directors

P. 15 Annual General Meeting of Shareholders 2021 A message from Vale’s CEO First of all, I would like to thank our employees, the communities where we operate, our partners, suppliers and customers, for the support and partnership this past year. 2020 will go down in memory as one of the most challenging years in recent history. As we made progress with the reparation of Brumadinho and the resumption of our iron ore operations, we have seen the Covid-19 pandemic changing lives around the world. With our New Pact with Society as a guide, Vale quickly adapted to the scenario and responded with significant contributions to Society. In our decisions, we have prioritized the safety of our people, adapting our workday and continuing the essential role that Vale plays in the locations where we operate. We started 2021 with the hope brought by vaccines and on the way to position Vale as a reference in its business, in its safety practices and in its commitments to society. The Global Settlement for Integral Reparation, entered into in February 2021, is a milestone that brings greater transparency, legitimacy and legal certainty to the reparation actions, for the benefit of Brumadinho, the municipalities along the Paraopeba riverbed and all the people of Minas Gerais. It is the result of an open dialogue with the authorities and of Vale’s active listening for socioeconomic and socio-environmental reparation, in a swift and fair way. We will remain committed to entering into individual indemnification agreements, which already reach 9 thousand people. We continue to prioritize safety and people’s lives. Our process safety program is supported by HIRA (Hazzard Identification and Risk Assessment), which identifies the most critical risks in each process, as well as their respective controls. To date, HIRA has helped to identify around 600 unwanted risks and nearly 7,000 critical controls. Monitoring the integrity of these controls has become part of our daily maintenance routine. Vale has become more proactive and the various operations that were halted during 2020 reflect our chronic unease about risks in our operations. Dear Vale Shareholders,

P. 16 Annual General Meeting of Shareholders 2021 In tailings and dam management, we have been working on the evolution of our Tailings and Dam Management System. We are well positioned for a high adherence to the Global Industry Standard for Tailings Management, by the end of 2021. Our de-characterization plan is underway, with the completion of two back-up dams, the de-characterization of two other geotechnical structures and the beginning of works to de- characterize the B3/B4 dam. Our approach is conservative in dam management, carrying out actions to improve safety and stability conditions for structures at emergency level and monitoring our portfolio with high technical rigor. We also seek to reduce our dependence on dams, in line with the goal of reaching 70% of dry processing by 2024. We are investing in a dry stacking and filtering system for tailings treatment, which will require approximately US$ 2.3 billion by 2025. This innovative system is being implemented in the Vargem Grande, Itabira and Brucutu operational complexes. We are taking important steps to build a better Vale. Our values have not changed, but our culture is changing, so that we can achieve our purpose as an organization. We believe that mining is essential for the development of the world and that it only serves society by generating prosperity for all and taking care of the planet. Therefore, we exist to improve life and transform the future. Together. In this sense, we expanded our commitment to the climate agenda and set a goal to reduce scope 3 emissions by 15% by 2035. We know that this is not an easy task, but I believe that Vale is in an unique position to induce our value chain and help it to innovate and decarbonize. We move forward with an action plan to close ESG gaps. In a process of continuous improvement, we identified 11 more opportunities to make progress in our practices and the plan now has 63 gaps, of which we have already addressed 37. We have also evolved in the communication of our sustainability information through frequent updates on the ESG Portal, a channel launched in 2019. We released the Tax Transparency Report for the first time and, as of 2021, our Sustainability Report will follow the Integrated Reporting model. In resuming and stabilizing our operations, we have made significant progress in the face of adversity. We ended 2020 with the partial resumption of all iron ore operations that were halted in 2019. We are on track to safely reach a capacity of 400 million tons per year by the end of 2022. In the long-term strategy, we announced the Serra Sul 120 and Capanema projects, which are important for the creation of capacity buffers and for Vale’s production stability. The early extension of the concession agreements for the Carajás and Vitória a Minas railways was an important step, which eliminates a great deal of uncertainty about the continuity of a relevant part of our integrated logistics chain. The extension is also good for society, bringing a series of benefits to the communities close to our concessions and to the economic development of Brazil. Our discipline in capital allocation remains unchanged. We maintain our investments at healthy levels, to capture the value of optionalities and support our strategic agenda. To simplify the flow of operations, we are solving our cash drains and taking advantage of growth opportunities for a solid future in our core businesses. Our ambitions are challenging. With discipline, we are going a long way to transform Vale into one of the safest and most reliable companies in the sector and a reference in creating and sharing value for the whole society. We will never forget Brumadinho! Eduardo Bartolomeo Chief Executive Officer

Annual General Meeting of Shareholders **2021**

The pillars of our strategy

1. Safety and operational excellence[1]

Transform the way we operate with regard to three interconnected themes: (i) safety and risk management, (ii) asset management, and (iii) organization, processes and culture through VPS.[2]

2. New pact with society[1]

Positively impact society, going beyond taxes, social projects and the reparation of Brumadinho, making Vale a facilitator of development in the areas where we operate and fostering a safer and more sustainable Brazilian mining industry.

3. Base Metals transformation

Pursue the transformation of the Base Metals business, applying best practices throughout its operations.

4. Discipline in capital allocation

Keep focus on value creation and asset safety, investing in the sustainability of operations and in protecting/increasing margins.

5. Maximize "flight-to-quality" in Iron Ore

Leverage our strengths in reserves, assets and world-class logistics to maximize the value of our premium product portfolio.

1 - Pillars added in 2019.

2 - Vale Management System.

P. 17

P. 18 Annual General Meeting of Shareholders 2021 Business strategies are evolving to consolidate Vale among the leaders in supplying essential products for the society’s development, through solutions in iron ore, opportunities in nickel and growth in copper. The Board of Directors is confident in Vale’s economic and financial capacity, and in the long-term sustainability of Vale, based on its already demonstrated competitiveness and resilience to the price cycle of its products. • Be a leader in iron ore with a production of +400 mt • Provide iron-ore solutions to the low- carbon industry • Increase dry processing and reduce reliance on dams Iron ore • Build solid platform for growth • Deliver 500 kt in 5 years through a pipeline of organic projects • Be a Top 5-6 within 10 years Copper • Be part of the Top 3 with +200 kt • Lead the nickel supply for energy transition • Inscrease production in North Atlantic and advance with investment opportunities in Indonesia Nickel • Brumadinho integral reparation • Benchmark in safety • VPS implementation • Dam safety • Reference in creating and sharing value ESG Cu Ni Fe 29 28 26 Sound cash flow generation Discipline in capital allocation

P. 19 Annual General Meeting of Shareholders 2021 Fully repair damage to the affected people and territories, with social engagement and transparent actions, being a vector for the improvement of Vale’s policies and processes. • Commit to building agreements through dialogue processes that ensure full reparation to all affected people and territories; • Repair damage to the affected people in a dignified and respectful manner; • Repair the environment of the affected territories; • Contribute to the improvement of the living conditions and well-being of the affected territories; • Promote the economic sustainability of the affected territories; • Influence the improvement of Vale’s internal policies and processes; • Influence the entire mining industry to adopt safer processes and practices. Repair by 2025 all the damage to the affected people and territories, in environmental, social, and economic aspects, with positive legacies, agreed upon and adopted by these territories. Mission Objectives Vision 1. 3. 2. The Reparation in Brumadinho The program of integral reparation in Brumadinho covers structural actions to fully repair the damage caused to families, the environment and society in Brumadinho and affected region until 2025. “The activities of the Special Office of Reparation and Development are constantly monitored by the Board of Directors and other independent executive committees. We are committed to being increasingly transparent and to active listening, addressing all the legitimate demands we receive.” Marcelo Klein Special Director of Reparation and Development

P. 20 Annual General Meeting of Shareholders 2021 Advances in reparation The advance of the Brumadinho reparation is Vale’s priority. By February 2021, we allocated over R$ 13 billion to compensate people affected by the Dam I rupture, at the Córrego do Feijão mine, to infrastructure works, and to environmental and socioeconomic reparation actions. The environmental reparation activities extend over 22 municipalities along the Paraoapeba River Basin. They involve sediment containment and removal, monitoring of water quality and preservation of fauna and flora. The priorities for social investment are defined based on dialogue with communities and local authorities. We continue to work to repair, in a fair and agile manner, the damage caused and to restore dignity and livelihoods to the families of victims and those impacted. To date, over 9,100 people are part of compensation agreements. Brumadinho Integral Reparation With measures to recover damage caused by the rupture of Dam I and support local development, the Integral Reparation Program, presented in September 2020, comprises 166 initiatives and projects, structured into 34 programs per macro strategy. The definition of its scope and strategy was carried out by listening to stakeholders, with the support of specialized institutions, and presented to the City Hall. Its guidelines are smart governance, social innovation, promotion of quality of life, integration and territorial planning, transition to a mining-independent economy, and management of water resources. Among the planned actions is the installation of 700 km of fiber optic cable, with wireless access points, increasing internet availability network in the region. In this way, access to information and to communication channels in the locality is expanded, enhancing the positive impact, for example, of actions in education and projects for professional capacity building. The program also promotes alternative sources of energy and the development of industry and commerce in Brumadinho. Extraordinary Independent Advisory Committee for Support and Reparation The Committee concluded its work in February 2020 and issued a report with 84 recommendations for Vale. By January 2021, 69 were completed and 13 remained in execution3 – monitored on a monthly basis by the Sustainability Committee – with completion planned for the end of the year. A specialized consulting firm conducted an annual, external and independent assessment of the reparation progress and identified opportunities for improvement in the fulfillment of six recommendations, which will be adopted by Vale. Global Settlement for Brumadinho Integral Reparation On February 4, 2021, Vale, the State of Minas Gerais, the Public Defender’s Office of the State of Minas Gerais and the Federal and State Public Prosecutors’ Offices entered into the Global Settlement for Integral Reparation of Brumadinho (“Global Settlement”). With an economic value of approximately R$ 37.7 billion, it includes socioeconomic and socio-environmental reparation projects. As a result of the Global Settlement, the company recorded an additional expense of R$ 19.9 billion for the year ended December 31, 2020. The socioeconomic commitment of the Global Settlement includes (i) projects demanded by the affected communities; (ii) a program of income transfer to the affected population, replacing the current payment of emergency aid; (iii) projects for Brumadinho and for the other municipalities of the Paraopeba River Basin; in addition to (iv) resources for the implementation of the Urban Mobility Program and the Public Service Strengthening Program, to be conducted by the Government of the State of Minas Gerais. 3 - Two recommendations were not considered by Vale. 4 - Referente aos danos coletivos lato sensu e individuais homogêneos não divisíveis.

P. 21 Annual General Meeting of Shareholders 2021 Among the commitments of social and environmental reparation, the Global Settlement establishes the guidelines and governance, for Vale, for the execution of the Reparation Plan; projects to be implemented to compensate for environmental damage already known; and projects aimed at the water safety of the impacted region. The Global Settlement definitively terminates public civil actions on social and environmental damage caused by the Dam I rupture, at Córrego do Feijão, as well as on socioeconomic reparation. The institutions engaged with the construction of the Global Settlement ensured swift, fair and effective solutions in a process conducted with transparency, legitimacy and legal certainty. The compensation for divisible individual damage is not included in the Global Settlement. On that, Vale reinforces its commitment to fair, swift, and equitable reparation through individual settlements based on the Term of Commitment entered into with the Public Defender’s Office of the State of Minas Gerais on April 5th, 2019. “The mediation process conducted by the Court of Justice of Minas Gerais allowed the construction of a Settlement that definitively ends the disputes with the State of Minas Gerais, the Federal and State Public Prosecutors, and the Public Defender of Minas Gerais. The institutions engaged in the construction of the Global Settlement ensured swift, fair and effective solutions in a process conducted with transparency, legitimacy and legal certainty.” Alexandre D’Ambrosio Vale’s Legal and Tax Executive Officer For more information on the Global Settlement and to follow the progress of the reparation actions, visit the Reparation Section on Vale’s ESG Portal.

P. 22 Annual General Meeting of Shareholders 2021 In order to turn Vale into one of the safest and most reliable mining companies in the world and to promote the full reparation of Brumadinho, Vale remains committed to transforming its culture. This process seeks to promote culture as a facilitator of strategy, influencing and shaping systems, integrating initiatives, in addition to positioning leadership as a driver of change. The main behaviors for the organization were defined, based on the Company’s core values: obsession with safety and risk management; open and transparent dialogue; empowerment with accountability; responsibility for the whole; active listening and engagement with society. A cultural diagnosis was carried out in 2020 and pointed out the need to build a culture of joint learning, with humility, discipline, a sense of collectivity, and, mainly, with a chronic unease on safety. At this moment, the scalability of behaviors is in progress, with the measurement of advances. In this context, Vale’s ambitions for the next five years were defined: to be a large company recognized by society as a reference in safety; the best and most reliable operator; talent- oriented; leader in low-carbon mining; and reference in creating and sharing value. Five levers are highlighted in this construction: Safety, Vale management model – VPS, People, Innovation and ESG. An integrated plan directs initiatives for the comprehension of the Company’s organizational culture and beliefs, including leadership development, process review and organizational systems. The cultural elements were also integrated into the Vale management model - VPS. Indicators track progress in strategic aspects and allow process monitoring over the next few years. Purpose Reconnecting our DNA with the company’s soul was crucial and, in a process of voluntary and creative co-construction, 40 leaders rescued our our history and essence to create Vale’s purpose: “We exist to improve life and transform the future. Together”. The purpose drives actions and intentions, and is supported by four pillars: serving society, sharing value for all; doing together; using Vale’s mobilizing capacity to do something extraordinary; and transforming the future, taking care of the present. The company’s Board of Directors dedicated itself to this construction, with intense engagement and protagonism. Cultural transformation

P. 23 Annual General Meeting of Shareholders 2021 We exist to improve life and transform the future. Together. We believe that mining is essential for the development of the world and that we only serve society by generating prosperity for all and taking care of the planet. Therefore, we exist to improve life and transform the future. Together. Learning together Benchmark in safety Life matters most Act with integrity Value the people who build our company Make it happen Respect our planet and communities Obsession with Safety and Risk Management Active Listening and Engagement with Society Open and Transparent Dialogue Full Ownership Empowerment with Accountability Safety VPS People Innovation ESG Best-in-class reliable operator Leader in low- carbon mining Talent-driven organization Reference in creating and sharing value Our Purpose Our Ambitions Our Levers Our Culture Values Key Behaviors

P. 24 Annual General Meeting of Shareholders 2021 Our strategy on this journey De-risking Building a better company The future Vale 1. 2. 3. • Repair Brumadinho and Mariana • Fixing the dams • Turn the page on Safety • Resume production capacity • Stabilize our business • Discipline in capital allocation • Prevention rather than reaction • Tie Safety and Sustainability to our reputation • Increase productivity and solve business problems with innovation • Develop a diverse and inclusive talent pipeline • Enabling Cultural Transformation A large company, recognized by society for being... • A reference in Safety • Predictable and reliable, with discipline and operational excellence • Generating value for shareholders and social development • Leader in the transition to a low- carbon economy and preferred neighbor • People-focused and talent- oriented • Innovative in everything we do Benchmark in Safety Vale’s ambition is to become a benchmark in Safety. To achieve this, progress has been made toward the goals of zero high potential injuries5, a 50% reduction in employee exposure to major health risks6 and the elimination of very high-risk scenarios7. The charts below illustrate progress on the first two goals and indicate that Vale is on track to become a much safer company. To achieve our third goal, our safety program begins with HIRA, the Hazard Identification and Risk Assessment. A multidisciplinary team of professionals visits the facilities and, working side-by-side with local management, identifies the most critical process risks and their respective controls. 5 - Injuries which are considered a precursor to fatal accidents. 6 - Physical, chemical, or biological risks. 7 - According to Vale’s risk matrix.

Annual General Meeting of Shareholders 2021

This activity follows a well-defined methodology, which has helped to identify almost 600 unwanted risks and more than 7,000 critical controls. Monitoring the integrity of these controls has become part of our daily maintenance routine. By the end of 2020, more than 90% of our sites have implemented HIRA. The combination of occupational and process safety programs is proving to be truly transformational.

The obvious consequence is that Vale has become much more proactive. In 2020, operations were shut down or closed based on a conservative safety outlook, including VNC and Simões Filho, refineries that were permanently shut down because they did not meet HIRA requirements. The Sossego operation, meanwhile, was temporarily halted for the team to repair issues related to asset integrity.

High potential injuries

(# of individuals)


Actual
Target
66
57
44
25
15
10
5
2018
2019
2020
2021
2022
2023
2024
2025

Main health risks

(thousand exposures)


Actual
Target
21.2
23.0
17.9
17.0
15.0
13.0
12.0
11.5
2018
2019
2020
2021
2022
2023
2024
2025

P. 25

P. 26 Annual General Meeting of Shareholders 2021 Dam safety management Vale’s dam management practices continue to evolve, with major improvements implemented in 2020. Dam and tailings management system Global Industry Standard on Tailings Management (GISTM) 1. 2. • Implementation of the RPR system, for routine, performance and risk management, which covers all strategic aspects of dam safety and tailings deposit; • Adoption of the Engineer of Record (EoR)8 model in 100% of the dams that serve the Ferrous Minerals business in Brazil. By 2021, all business units will have the EoR model implemented; • Start of implementation of Hazard Identification and Risk Assessment (HIRA) for the dam portfolio, with full integration with the Enterprise Risk Management (ERM), and completion scheduled for the end of 2022; • Inauguration of the third geotechnical monitoring center. The three centers operate redundantly and oversee more than 100 geotechnical structures. • Vale is well positioned to adhere to GISTM by the end of 2021; • On August 5, 2020, the company and all ICMM members committed to implement GISTM; • The first internal assessment was conducted based on the GISTM requirements, and it will be followed by in-depth assessment, based on detailed compliance requirements to be provided by the Global Tailings Review Initiative in 2021. After this assessment, Vale’s senior management will perform a critical analysis with definition of an action plan to ensure that all GISTM principles and recommendations are implemented; • Approval of the Dam and Geotechnical Mining Structures Safety Policy by the Board of Directors, which has the GISTM as one of its references. 8 - EoR is recommended by the Mining Association of Canada (MAC), the Canadian Dam Association (CDA) and the Independent Extraordinary Advisory Committee for Investigation, and aims to provide greater reliability and quality to the dam monitoring and safety review process.

Annual General Meeting of Shareholders 2021

3. Emergency management

- Simulations of the Emergency Action Plan for Mining Dams (PAEBM) for dams at Emergency Levels 2 and 3, respecting the restrictions imposed by the Covid-19 pandemic;
- Disclosure of Vale's PAEBMs on the Company's website.

4. Lowering of emergency levels

- Vale works to ensure that all 32 structures currently at emergency level will be under satisfactory safety conditions by 2025;
- Withdrawal from the emergency level of the VI dams, in Brumadinho (MG), and Captação de Água – Bahia Igarapé, in Parauapebas (PA), in 2020, and Itabiruçu dam in 2021, after works to improve the stability condition. The structures already have positive Stability Condition Declarations (DCE).

5. De-characterization plan

- Completion of the de-characterization of 5 geotechnical structures, with 25 geotechnical structures currently in the plan, with deadline for execution until 2029[9];
- Completion of 2[10] out of 7 containment structures in the plan[11];
- Delivery of phase 1 construction of the containment structures of the Forquilha and Grupo, with an estimated completion in 2Q21;
- Conclusion of the de-characterization of the Fernandinho dam, scheduled for 2Q21;
- Begining of the Sul Superior dam de-characterization in 3Q20.

9 -2 Kalunga, 3 Kalunga (Parauapebas, PA) and 8B (Nova Lima, MG), in 2019, Rio do Peixe dike (Itabira, MG) and Pondes de Rejeitos (Parauapebas, PA), in 2020.

10 - Related to the Sul Superior and B3/B4 dams in 2020.

11 - As per provision recorded for the de-characterization plan.

P. 27

P. 28 Annual General Meeting of Shareholders 2021 The best and most reliable operator To leverage the cultural transformation process, we began the large- scale implementation of our Vale Management System (VPS). Through people development, process standardization and operational discipline, the VPS inserts and reinforces key behaviors and protocols in Vale’s strategic themes into the operational routine. Talent-driven organization Our focus is on creating conditions and opportunities so that all talents are able to reach their maximum potential, thus contributing so that the strategy materializes in results for all stakeholders. The condition for this is to establish a relationship of respect and inclusion, anchored in an open and transparent dialogue. Reference in creating and sharing value In 2020, R$ 1.3 billion were dedicated to social initiatives, of which 68% were dedicated to voluntary initiatives. It is important to highlight the Vale Foundation’s projects whose mission is to contribute to the development of the territories where Vale operates and has consolidated itself as one of the main references when it comes to voluntary social investment. • 95% adherence to Vale’s systematic maintenance for critical assets. • 65,000 projects for continuous improvement developed by employees. • 2nd Trainee Program as “Top of Mind” (Brazilian youth). • 59% renewal of Ferrous leadership. • 228 additions to the geotechnical team. • Training of 2,630 professionals in education. •Training of 520 health professionals. • Initiatives for 167 thousand students from 670 education units.

P. 29 Annual General Meeting of Shareholders 2021 Leader in low-carbon mining In 2020, Vale also progressed in its climate agenda through the announcements of a 33% reduction in scope 1 and 2 emissions by 2030, based on 2017 data, in line with the Paris Agreement, to contain the global temperature increase well below 2o Celsius. To achieve this ambition, in addition to the US$2 billion of investments to be made by 2030, nearly US$77 million was invested in projects in various initiatives focused on energy efficiency and renewable electricity, biofuels and electrification, and innovative technologies in the year 2020. In December 2020, Vale announced its goal to reduce 15% of scope 3 net emissions by 2035, another significant advance in the company’s climate agenda and in its commitment to lead the transition to low-carbon mining. To meet this target, Vale will foster partnerships and engagement with its value chain in the search for new solutions aimed at decarbonization. Vale’s current strategy already includes a portfolio of high-quality, low-carbon products, representing 90% of its production by 2024. To strengthen our position and offer additional solutions to the steel industry, we are focused on increasing the supply of our high-quality sinter feed from the Northern System, offering higher grade and less impurities through the New Steel technology, leading the global production of pellets and other agglomerated products, and finally, providing green metallics solutions through technology partnerships and proprietary content. Our Class 1 nickel assets also put us in a unique position with competitive operations. In line with the TCFD recommendations, Vale has carried out the resilience of its portfolio to climate change scenarios, as well as an assessment of climate risks, important steps for the management of its climate agenda. The studies are available on Vale’s ESG Portal, Climate Change section.

P. 30 Annual General Meeting of Shareholders 2021 Vale believes in the human potential and the variety of individual profiles which, together for a common purpose, complement each other. The Company seeks to develop skills and encourage talents, with educational actions and compensation compatible with the complexity of functions, the performance of employees and the job market. The work of each Vale employee is essential to the company’s success and growth. In December 2020, Vale had around 74.3 thousand own employees and 111.9 thousand outsourced employees. The People Office works continuously on the organizational cultural evolution, in line with the Vale’s strategic values and behaviors through constant leadership development, processes and people management systems, aiming to build organizational capacity to support business strategies and the organization’s longevity through people, positively impacting human and organizational development. People Management Hence, People management at Vale is based on engagement, continuous learning, leadership training and the promotion of a work environment which motivates the experience, with health and safety. The development of employees is carried out through Vale’s Training Academies, through Valer – Vale’s Corporate University, which has development programs and professional training initiatives in the communities where it operates, such as the Professional Training Program that trains young people to assume functions related to equipment operation and maintenance at the Company. Vale also has Corporate Academies, which define strategies and programs for training and development in the areas of Excellence, Leadership, Operations, Support to Operations, Sustainability and Risk Management. Globally, mandatory training is executed in Safety, Vale Management System - VPS, Sustainability, Ethics and Anti-Corruption. Performance Vale’s Career and Succession process aims to create a culture of meritocracy, development, and mentoring, with transparency and continuous dialogue, generating value for Vale’s people and businesses. The process aims to: (i) evaluate deliveries made based on the main expected behaviors, (ii) evaluate people’s competence and (iii) identify the employees’ potential and guide their development and ability to lead their own career paths. At the same time, development and qualification guide Vale’s educational strategy through a training and assessment portfolio that reinforces the competences for employees to work in the company. The internal and external recruitment model was intentionally reformulated to better match the cultural objectives and the focus on diversity. Vale’s employee performance assessment process is based on the key behaviors defined for the entire company and reinforces the search for better performance, meritocratic recognition, in addition to stimulating the cultural transformation desired by Vale.

P. 31 Annual General Meeting of Shareholders 2021 Regarding the process itself, employees, besides doing their self-assessment and being evaluated by their immediate leader, can request feedback from other employees via the system, to better understand development opportunities. The assessments are also the subject of discussion in a committee formed by the immediate superior and peers, aiming at a relative weighting of the employees’ performance in relation to the others evaluated, looking for a meritocratic balance. As a result of the assessments, the balance of consequences impacts the executives’ annual bonus and the eligibility to the long-term variable program. Also, there are actions related to meritocracy in the employees’ fixed compensation. It is important to highlight that development actions are also based on the employees’ performance and that incentives for feedback happen on a continuous basis throughout the year and not only after the annual performance assessment. The combination between an enabling environment and the management model is a powerful tool for cultural change, thus, the implementation of the revised management model has been integrated into the leadership’s cultural awareness movement in order to accelerate the connection between aspirations and impact on day-to-day operations. It is critical that our leaders are able to articulate and serve as examples of our cultural transformation through key behaviors. For that, they need feedback tools, opportunities for personal and professional growth. In 2020, the ImpACT! had its first wave of global implementation. Approximately 800 managers participated actively in the program, with more than 20,800 hours dedicated to experiential learning, discussions on operating dilemmas and group coaching sessions. Examples of these behaviors have been put into practice, with more than 1,600 actions related to Health and Safety defined. Leadership development The top 200 executive leaders of the organization met twice to reflect on the results of the cultural diagnosis carried out and the business challenges, while 130 leaders went through a cultural activation workshop. For 2021, we will continue to expand our leadership development approach, with a combination of career experiences, coaching and development programs, including a clear message of our expectations about Vale’s leaders.

P. 32 Annual General Meeting of Shareholders 2021 Through its Corporate University - Valer, Vale has structured a portfolio of training and development actions for its various audiences, focused on technical, management and leadership skills, and transversal skills, related to central themes for the company’s strategy, such as Safety, Vale management model - VPS, risk management and sustainability. In response to the challenges posed by the pandemic, with the migration of a large part of our workforce to remote work, we were able to expand our digital learning platform, Valer Digital, covering more than 30,000 employees globally. An example that shows the speed of adaptation to the new scenario was the holding of the Annual Meeting of Experts and Operational Improvement, in a 100% virtual format, which had more than 8 thousand accesses by employees, over 2 days, in a program that featured project presentations, lectures, an exhibition fair and a lot of networking, in an incredible immersive experience for our employees around the world. Training Training strategies in Safety, Risk Management and Vale’s Management Model were reinforced with the launch of new programs globally. • The Global Risk Program, launched in 2020, with the objective of improving Vale’s readiness in risk management and making our activities safer and more predictable, has already trained 22 thousand employees; • The Global Anti-Corruption Program, which had its training revised, to reinforce the guidelines regarding international anti- corruption laws and regulations applicable to our business, reached 49,344 employees; • The new introductory “VPS - Vale Management Model” training was attended by over 14 thousand employees; • In Safety, the Critical Activity Requirements (RACs) training has gained an interactive and digital format, to reinforce the understanding of safety controls in the execution of high-risk activities In 2020, we kept the focus on the technical specialization of Engineers and Geologists, through Graduation and Master programs, adapted to the virtual format. We keep the commitment to develop the 131 young talents, part of the Global Trainee Program 2020, maintaining the active management of our leadership pipeline. The entire program, designed before the pandemic, was revised. What would be an unfavorable context for learning, ended up opening ways to reinforce mobility, network learning, diversification of formats and the role of our employees in the search for self- development.

P. 33 Annual General Meeting of Shareholders 2021 Succession Succession planning measures the organizational capacity to give opportunities to resources with superior performance over time, to develop in people behaviors aligned to the desired culture, to constantly encourage high performance, to foster the expansion of skills and to unlock individual potential, to ensure the continuity of the business. In this sense, we established the Global Talent Review, in November 2019, to identify and develop successors not only for the Executive Board positions, but also for critical leadership positions with a focus on generating future value for the business. In 2020, we established that, on average, 30% of critical positions should present the option of successors in the short, medium and long term, foster the oxygenation of talents between businesses and boost gender diversity. We exceeded the target by reaching an average of 50% of the positions that met the criteria. Talent attraction As part of Vale’s cultural transformation, we want to attract and retain the best professionals, aligned with our purpose and our culture, and be recognized as a talent-oriented organization. In 2020, the concept of strategic recruitment was implemented throughout Brazil, in line with the Vale management model - VPS, focusing on the candidate’s experience, using Artificial Intelligence for assertive search of profiles, while also having Diversity as a pillar of its strategy of attraction and selection of talents. In 2021, we sought to stabilize practices in Brazil and start global expansion in Canada. We included the preparation of an Employee Value Proposition - EVP to reinforce the qualities of the organizational culture and work experience that are most attractive to employees and target candidates. EVP provides the main attributes and themes that support all activities and communications of the employer brand. It is the basis for the underlying content to be transformed into messages and a communication strategy to bring culture to life and connect different groups of candidates. Diversity and inclusion In 2019, Vale signed a public position paper to value diversity and promote inclusion by approving a global diversity strategy with four drivers: promoting a safe environment and respecting the singularities of each person; ensuring transparent, fair and prejudice-free processes for hiring, evaluating, promoting and involving a diverse workforce; not tolerating any type of harassment, discrimination or prejudice; and stimulating debate and increasing awareness of diversity.

P. 34 Annual General Meeting of Shareholders 2021 In this sense, Vale has adopted the goal of doubling the number of women working in the company by 2030, to 26% from 13%, and increasing female leadership, to 20% from 12%. This commitment is in line with our Global Diversity and Inclusion Policy, Global Human Rights Policy and our Code of Conduct. We recognize that we are at the beginning of a long journey. Our focus is on creating conditions and opportunities so that all talents can reach their maximum potential and thus contribute so that the strategy materializes in results for all stakeholders. The condition for this is to establish a relationship of respect and inclusion, anchored in an open and transparent dialogue, elements that are also essential for the construction of psychologically healthy environments and for the sustainable development of our businesses. It is important to understand our culture, our people picture, our stage of learning in order to move forward in a robust way. This has happened with the gender agendas, LGBTIA+ and, more recently, with those of local and ethnic-racial talent. • The Diversity and Inclusion agenda, which started in 2020, has structural and organic actions: • We created learning opportunities on topics such as gender, racism, sexual orientation and disability, with more than 15,000 participants; • We trained more than 2,200 leaders in unconscious biases, inclusive leadership and gender intelligence, among other topics; • We launched the Global Diversity and Inclusion Policy; • We support the formation of affinity groups represented by the Women’s Network, ethnic-racial equity group and LGBTQIA+ Group. • We implemented the Trainee Program with a blind selection process. We hired 61% of women, with the goal of increasing our pipeline of future leaders. • We created the Vocational Training Program in the operations in Brazil and Canada, exclusively for women, hiring approximately 500 women. In 2019, the goal was set to double the number of women by 2030 and increase the representation of women in senior leadership, in positions of managers and directors. • We reached 16.3% of women in 2020, compared to 13.5% in 2019, representing a 26% increase in the total number of women at Vale. We ended 2020 with 11,443 women working at our company; • We reached 15.9% of women in senior leadership (executive manager positions and above) compared to 12.4% in 2019, an increase of 28% of women in senior leadership positions; • We reduced the rate of voluntary termination by women by 33.5%; For Vale’s Diversity and Inclusion Policy, access Vale’s ESG Portal.

P. 35 Annual General Meeting of Shareholders 2021 Financial statements for the fiscal year ended December 31, 2020 In item I, Vale seeks to approve its financial statements and reports for the fiscal year 2020. The Management accounts are presented through the Report from Administration and the Financial Statements prepared by the Executive Board, approved by the Board of Directors on February 25, 2021 and disclosed to the market on the same date through the websites www.cvm.gov.br, www.b3.com.br and www.vale.com/investors. The legal publications took place through Valor Econômico, Brazilian newspaper, and the Official Gazette of the State of Rio de Janeiro on March 5, 2021. The information disclosed on the Report from Administration and the Financial Statements is available at www.vale.com/investors. Other supporting documents, such as the opinions of the Board of Directors and the Fiscal Council and the comments of the management pursuant to item 10 of the Reference Form, can be found at www.vale.com/investors. Item I

P. 36 Annual General Meeting of Shareholders 2021 Corporate Governance Vale is committed to the best practices in corporate governance, which helps the Company to compete more efficiently, sustain its success and generate long-term shareholder value, with a commitment to integrating sustainability into its business, building a strong and positive economic, social and environmental legacy, and mitigating the impacts from its operations. Our governance model aims to establish clearly defined principles and roles, transparency and stability that guide our actions. We seek to build strong and lasting relationships with our stakeholders, invest in mitigating the effects of our activities, working with high ethical standards, having a transparent management and actively contributing to the advances related to the environment, biodiversity and sustainable development. The general guidelines and policies that guide Vale’s business are established by the Board of Directors, which monitors the implementation of these initiatives through the reporting of the members of the Executive Board. The Board receives support from the advisory committees, whose mission is to advise it, including proposing improvements related to its area of activity, in order to provide greater efficiency and quality to the decisions of this collegiate body and to ensure that the Company’s activities are conducted in compliance with laws, ethics and internal controls. The Fiscal Council is a permanent body, independent from the Executive Board and the Board of Directors, which seeks, through the principles of transparency, equity and accountability, to contribute to the better performance of the organization.

P. 37 Annual General Meeting of Shareholders 2021 Vale’s Governance Structure General Meeting Board of Directors Fiscal Council • Chief Compliance Officer — Whistleblower Channel — Internal Audit — Corporate Integrity • Corporate Governance Secretariat Non-Statutory Officers Marcelo Klein Special Officer for Reparation and Development Mark Travers Base Metals Paulo Couto Coal Advisory Committees • Audit • Operational Excellence and Risks • Finance • People, Governance and Compensation • Sustainability • Nomination • Innovation Eduardo Bartolomeo Chief Executive Officer Statutory Officers Alexandre D’Ambrósio Legal and Tax Alexandre Pereira Business Support Carlos Medeiros Safety and Operational Excellence Luciano Siani Pires Finance and Investor Relations Luiz Eduardo Osório Institutional Relations and Communication Maria Luiza Paiva Sustainability Marcelo Spinelli Ferrous Marina Quental People Vacant Strategy and Transformation Evolution from previous year.

P. 38 Annual General Meeting of Shareholders 2021 Shareholding Structure The year 2020 was a transition period at Vale, with the expiration of the shareholders’ agreement. Since November 10, 2020, the shares, and therefore the votes, belonging to the shareholders Litela Participações SA, Litel Participações SA, Bradespar SA, Mitsui & Co., Ltd. and BNDES Participações SA - BNDESPAR, are no longer bound by the agreement and became free for negotiation. On February 28, 2021, Vale S.A.’s share capital consisted of 5,284,474,770 common shares and 12 special class preferred shares (golden shares). Vale has a global and diversified shareholder base. Among the shareholders with more than 5% of share capital, which corroborate this profile, we highlight Capital World Investors (5.6%), Blackrock (5.3%) and Capital Research Global Investors (5.1%). Total shares On February 28, 2021 Note: Previ holds an indirect stake of 11.67% in Vale through its 80.622% stake in Litel and Litela. 1 - Updated position as of 31/12/2020 2 - Updated position as of 03/12/2020 2.9% Shares in treasury Others 59.9% 10.2% Previ 5.6% Bradespar 5.4% Mitsui&Co 5.3% Blackrock, Inc.2 5.6% Capital World Investors1 5.1% Capital Research Global Investors1 Shareholders with more than 5% of total capital Others

Annual General Meeting of Shareholders 2021

Investor engagement

There are several channels dedicated to updating investors on Vale's activities. In addition to the quarterly reports, Sustainability Report, websites and communications, Vale's Investor Relations area is always available by email, phone or for a meeting. Senior management members also actively participate in the agenda of meetings with investors. The Board uses formal and informal communication channels to discuss strategy, governance, remuneration and listen to the opinion of investors. In the year 2020, due to the Covid-19 pandemic, Vale prioritized virtual engagement.

Subject	Leader	Objective	Activities in 2020
Strategy, risks, governance and compensation	Chairman, Independent Board Member	Highlight governance evolution and receive feedback.	8 meetings with institutional investors.
			Response to letters sent by investors to the Board of Directors.
Compensation	Director of People, Executive Compensation Manager	Benchmark on compensation, human capital management and culture.	Virtual roadshow with foreign investors and proxy advisors in September and November 2020.
Board of Directors nomination	Independent members of the Nomination Committee	Request for feedback on the structure, composition, and form of election of the Board.	17 meetings with Vale's major shareholders, relevant funds in Brazil and abroad, and proxy advisors between October and December 2020.
Strategy, finance and operational performance	CEO, CFO, Executive Directors, Sustainability and Investor Relations	Update investors on Vale's performance and other key topics, such as capital allocation.	Quarterly results conference call.
			Meetings with investors scheduled directly with the company.
			Participation in 30 virtual conferences organized by financial institutions.
			Meetings with debt holders and rating agencies.
			Analyst and Investor Tour, Vale Day, roadshows.
Environmental, social and governance	CEO, CFO, Executive Directors, Sustainability and Investor Relations	Engagement on advances in governance, relationship with communities, Brumadinho reparation, dams, and other topics.	1x1 meetings with investors, proxy advisors, ESG rating agencies.
			3 webinars held, addressing topics such as Governance, Dam Management, Reparation and Cultural Transformation.
			Virtual conferences organized by financial institutions focused on ESG - 4 events.
			Response to questionnaires and letters.
			Shareholders' Meetings (2).
Climate agenda	Climate change	Sharing Vale's advances and exchanging experiences and information.	Meetings, letters, and response to questionnaires from intitiatives and stakeholders focused on climate change (CDP, CA100+, TCFD, among others).

P. 39

P. 40 Annual General Meeting of Shareholders 2021 Our investor engagement program has evolved and, by opening and listening to a wide range of perspectives, we are developing practices in order to better support our business and our culture. We heard that we should reinforce our risk structure We responded by establishing the Audit Committee in March 2020, composed of specialists and appointing a Compliance Officer We heard that we should increase the % of women in the workforce We responded by setting a goal of doubling the female presence from 13% to 26% by 2030 and we have already reached 16.3% in 2020 Risk Structure Gender Balance We heard that adoption of the Malus clause should occur in conjunction with the Clawback policy We responded by adopting the Clawback policy from 202, in addition to the Malus clause We heard that our council should be composed of an independent majority We responded by adoptin in the Bylaws that at least 7, of up to 13 members, will be independent Compensation Board Independence We heard that the Namination Committee must establish the members appointed to the board We responded by establishing a Nomination Committee and Nomination Policy We heard that the Board of Directors should be elected member by member and not on a slate We responded by amending the Bylaws to provide for individual election Board Nomination Individual Election We heard that our ESG disclosure could improve We responded by launching na ESG Portal, disseminating the Proxy Statement, issuing a Tax Transparency Report and preparing the first Integrated Report We hear that we must be bold in our climate change goals We responded by setting goals for scope 1, 2 and 3 in line with the Paris Agreement and aiming for carbon neutrality by 2050 (scope 1 and 2) Transparency Climate Change

P. 41 Annual General Meeting of Shareholders 2021 During the year, Vale continued to evolve in its governance, seeking references in the best national and international practices and deepening the understanding of the investors’ perspective, as well as adapting to the new requirements of the Novo Mercado regulations and adapting to become a corporation. The Board of Directors oversees the strategic guidelines and strategic plans proposed by the members of the Executive Board, monitors and evaluates Vale’s economic and financial performance, decides on its corporate and financial risk policies, elects and evaluates the members of the Executive Board and defines its duties, remuneration and goals, among other duties. Board’s activities in 2020 The monitoring of Brumadinho reparation, dam safety, people safety (especially in view of the Covid-19 pandemic), active listening with community representatives, monitoring the implementation of actions and engagement plans, advances in the governance and long- term strategic planning were the themes that dominated the Board’s discussions in 2020. The Board met on 32 occasions during the year, with a 98% participation rate. In comparison, in 2019 the Board met 46 times, given the crisis imposed by the Brumadinho event, and in 2018, 16 times. 32 meetings 5 meetings to discuss strategic planning The Board acted effectively with the support of the advisory committees and, among other initiatives, the following stand out: • Monitoring developments of the Covid-19 pandemic and safety measures adopted by Vale. In all ordinary meetings, in addition to receiving a detailed report on the subject, the Board of Directors was also presented with the monitoring and results referring to own and outsourced employees: • Support for the decision of Vale’s Executive Board to offer humanitarian support in the Covid-19 pandemic; • Approval of corporate transactions seeking to simplify Vale’s operational flows, enabling a continuous focus on its main assets, to reduce risks and honor its new pact with society. In this sense, the following operations stand out: • In September 2020, the Company decided to close its operations at the Simões Filho plant, in Bahia; Oversight of the Board of Directors

P. 42 Annual General Meeting of Shareholders 2021 • In November 2020, the Company concluded the transaction for the sale of the stake held in Biopalma da Amazônia S.A Reflorestamento Indústria e Comércio (“Biopalma”) to Brasil Bio Fuels S.A.; • In 2020, the Company started searching for a possible buyer and started studies of the other options available for its exit from the Vale Nouvelle-Calédonie S.A.S. (“VNC”) operation; • In January 2021, Vale signed a Heads of Agreement (“HoA”) with Mitsui & Co., Ltd. (“Mitsui”), allowing the parties to structure Mitsui’s exit from the asset Vale Moçambique and the Logistics Corridor of Nacala (“CLN”). Additionally, the Company announced its intention to divest in the coal operating segment, in line with its strategy on the climate agenda; • Follow-up on the relationship and social dialogue with communities in Brumadinho and region, highlighting the continuity of the work, started in 2019, of interaction with the Independent Extraordinary Advisory Committee for Support and Repair, and engagement with the Renova Foundation, in addition to meetings with members of the affected communities; • Monitoring the company’s innovation strategy, especially in promoting sustainability and adapting to climate change. In 2020, Vale expanded the ambition of its various climate goals, and for the first time announced its goal in Scope 3, which it intends to develop in partnership with its customers. The Board revised the Climate Change Policy in order to establish guidelines for Vale to lead carbon neutral mining; • Decision to reinstate, without changes, the Shareholder Remuneration Policy suspended in January 2019; • Monitoring and support in discussions between Vale executives and the State of Minas Gerais and with federal and state Justice institutions, reaching the Global Settlement Agreement for the benefit of the entire State and, especially, of the populations of Brumadinho and the municipalities impacted by the dam rupture; • Quarterly monitoring of the Company’s program for governance evolution through mapped initiatives; • Audit Committee installation in March 2020; • Creation of the Nomination Committee in July 2020, composed of an independent majority and renowned members, in order to propose improvements related to the structure, size and powers of the Board of Directors; • Approval of Vale’s Nomination Policy, which establishes the minimum qualifications to hold the position of member of the Board, its Committees and of the Executive Board; • Review of Vale’s Bylaws, approved at the Extraordinary Meeting held on March 12, 2021; • Review of the Policy on Transactions with Related Parties, given the new reality of Vale’s shareholding structure with the end of the shareholders’ agreement; • Approval of 13 new Vale policies, such as Dam Safety Policy and Geotechnical Structures, Diversity and Inclusion Policy and Water Resources Policy. In addition, review of 6 policies, including the Global Anti-Corruption Policy; The Board also receives legal advice from consultants and lawyers, external to Vale and independent, who only act for the Board. As an example, external and independent specialized consultants, to define the contractual clauses of the executives, such as the Malus clause and also to define related-parties and conflict of interests.

P. 43 Annual General Meeting of Shareholders 2021 • Review of the Internal Regulations of the Sustainability Committee, People, Compensation and Governance Committee, Operational Excellence and Risk Committee, in addition to the approval of regulations for the Audit Committee and Nomination Committee; • In 2020, 5 meetings were held to discuss the Company’s multi-annual strategic planning with the participation of the Board of Directors. In view of the pandemic training sessions and field trips were suspended. Risk Governance Model Vale has an integrated Risk Management Governance flow, based on the concept of Lines of Defense, which represents how periodic reassessments are carried out to ensure alignment between strategic decisions, performance, definition and monitoring of risk tolerance limits approved by Board of Directors, as recommended by the Executive Board. The reinforcement of the lines of defense is highlighted: the second line, through the creation of the Executive Officer for Safety and Operational Excellence, in June 2019, who outlined a work plan and is conducting a global risk assessment of the Company; and the third line, reinforced with the creation of the Compliance Office, reporting directly to the Board and which encompasses Corporate Integrity, Internal Audit and the Whistleblower Channel. The Board of Directors has advisory committees that, in general, are responsible for overseeing the scope and effectiveness of business risk management by the Executive Board, in line with the guidelines established by Vale’s Board of Directors. On a permanent basis: the Financial Committee, the Sustainability Committee, the Operational Excellence and Risk Committee, the People, Remuneration and Governance Committee, and the Audit Committee (installed in March 2020). And, on a non-permanent basis, the Independent Extraordinary Advisory Committee for Dam Safety (“CIAESB”). The Board led changes in cultural aspects and governance structures and took several measures to further strengthen Vale’s safety and risk management. • Periodic monitoring of Vale’s Integrated Global Risk Map, with discussion of the company’s high and very high priority risks, as well as the necessary controls to mitigate them; • Implementation of Vale’s new Risk Management System (Bwise); • Revision of the Risk Policy which, among other items, created the Executive Committee for Sustainability and Reputation Risks, which started to support the Executive Board together with the other four existing risk committees. The Executive Risk Committees supporting the Executive Board have an interface with the Advisory Committees of the Board of Directors.

P. 44 Annual General Meeting of Shareholders 2021 Advisory Committees of the Board of Directors Executive Risk Committees for: Geothecnical Risks Operational Risks Finance Audit Sustainability People Office Operational Excellence and Risk People, Compensation and Governance Sustainability and Reputation Risks Independent Extraordinary Advisory Committee for Dam Safety Strategic, Financial and Cyber-security Risks Compliance Risks

P. 45 Annual General Meeting of Shareholders 2021 The Executive Risk Committees are organized into the categories of the Integrated Risk Map. Outsourcing and Partnership People Executive Forum Sustainability and Reputation Executive Committe for Sustainability and Reputation Risk Strategic Executive Committee for Strategic, Financial and Cyber Risks Finance Cybernetic Relationship with Unions Organizational Structure and Culture Abusive and Discriminatory Practices Climate Changes Demand and Competition Intellectual Property Exchange Rates Waste, Effluents and Emissions Budget and Planning Sales / Commercial Interest Rates Commodities Freight Investor Relations Socio-environmental obligations Image and Reputation Information theft or leakage Financial and Accounting Reports Communication and Disclosure Unavailability of technology assets Loss of data integrity Compliance with Policies and Standards Fraud Renova Foundation Brumadinho Training, Recruitment and Retention Staff Dependency / Succession Adherence to Labor Law Human Rights Mergers, Acquisitions and Divestments Associated Companies and JVs Cash Flow Relationship with Communities Projects and Investiments Innovation and New Technologies Capital Availability Insurance Coverage Credit Granting and Defaults Institutional Relationship Disruptions, Vandalism and Terrorism Reparation Reputation Information Security Internal Controls Social Liquidity / Credit Environment Business Model Market Planning and Operational Continuity Rail Transport Road Transport Shipping and inland waterway transport Unavailability for waste and tailings disposal Shortage of Critical Raw Materials Water and Energy Availability Licenses, Concessions and Mining Rights Port Structure Mine Availability and Quality of Mineral Reserves Suport Operational Capacity People

P. 46 Annual General Meeting of Shareholders 2021 Occupational Safety Operational Geotechnical Compliance Occupational Health and Hygiene Compliance with H&S Norms Tailings Dam Sanctions Data Protection Law Piles Antitrust Embankments, Cuts and Slopes Underground Mines Process Safety Production Disruption / Material Losses Anti-Corruption Litigation Tax and Fiscal Changes in Laws and Regulations Operation Geotechnical structures Health and Safety Legal and Tax Executive Committee for Operational Risks Executive Committee for Compliance Risks Executive Committee for Geotechnical Risks The Executive Risk Committees are organized into the categories of the Integrated Risk Map.

P. 47 Annual General Meeting of Shareholders 2021 Advisory Committees to the Board of Directors The Advisory Committees support the Board of Directors, including proposing improvements related to their areas of activity, in order to provide greater efficiency and quality to its deliberations. The Board of Directors has, on a permanent basis, seven (7) advisory committees, as follows: People, Compensation and Governance Committee, Operational Excellence and Risk Committee, Financial Committee, Audit Committee, Nomination Committee, Sustainability Committee and Innovation Committee, the latter created with the Bylaw amendment of March 12, 2021. The Board considers the Nomination Committee’s suggestion that, to ensure proper communication and monitoring of the work of the Company’s permanent committees, the leadership of each committee, that is, the coordination activity, must be exercised by a member of the Board of Directors, preferably an independent one.

P. 48 Annual General Meeting of Shareholders 2021 Committee Summary of activities Audit Number of meetings: 28 Participation rate: 99% Current members: Isabella Saboya de Albuquerque Luciana Pires Dias Sergio Romani • One of the main important tasks in the operation of the Committee in 2020 was to oversee the creation and implementation of the Compliance Office in the first half of 2020. Mr. Denis Cuenca was selected for the position of Chief Compliance Officer, who will oversee the areas of corporate integrity, internal audit and the whistleblower channel as of July 2020. • In conjunction with the Committee for Operational Excellence and Risk (CEOR) and the Compliance Board, monitoring of the 25 recommendations of the Independent Extraordinary Advisory Committee for Investigation (CIAE-A) and follow-up of the evolution of action plans, which include 106 actions (breakdown of the 25 recommendations) of which 55% were audited in 2020, 33% are planned for 2021 and 12% are in planning; • Review of the quarterly information, from June to September 2020, the financial statements, and other regulatory documents delivered by Vale; • Follow-up of the assessement process of provisions and legal contingencies and of the estimate prepared, by the Management, for the contingencies related to the Samarco accident and to the dam rupture in Brumadinho; • Review of the Related-Party Transactions Policy, due to the expiration of the Shareholders’ Agreement in November 2020; • Follow-up of all communications and interactions between the company and the regulatory bodies of the capital markets (SEC and CVM); • Review, along with the Compliance Office, of the complaint receipt flow and investigation protocol; • Monitoring the evolution of tests and controls for SOx certification, the evolution of the Integrated Risk Map, as well as the implementation of Vale’s new Risk Management System (Bwise); • Review of operations with financial instruments, including derivatives; • For more information, access the Annual Summary Report of the Audit Committee - fiscal year 2020. Financial Number of meetings: 22 Participation rate: 98% Current Members: Fernando Buso Murilo Passos Gilmar Wanderley Adriano Seabra Ken Yasuhara • In 2020, the Finance Committee closely followed expenditure with Brumadinho, the plan to resume Samarco’s operations, the approval of new projects, the early extension of railway concessions, and other activities; • Monitored financial indicators related to Vale’s businesses and segments, the optimal level of indebtedness, the resumption of the Dividend Policy and the progress of business initiatives, in accordance with the Strategic Planning approved by the Board of Directors. Committee’s Coordinator / Board alternate member / External specialist

P. 49 Annual General Meeting of Shareholders 2021 Committee Summary of activities Sustainability Number of meetings: 16 Participation rate: 100% Current Members: José Luciano Penido Johan Ribeiro Marcel Barros Marcelo Gasparino Carlos Alberto Roxo • Responsible for the themes addressed in the Sustainability, Human Rights, Socio- environmental Investments, Climate Change, and Water and Water Resources Policies, recommending strategies, monitoring and evaluating indicators, and proposing improvement actions; • The Committee also followed the company’s innovation strategy, especially in the promoting sustainability and adapting to climate change; • In 2020, Vale increased the ambition of its several Climate Goals, and for the first time disclosed its Scope 3 goal, which it intends to develop in partnership with its customers; • In 2020, the Committee monitored, on a monthly basis, the progress of the implementation of the 84 recommendations remover by the Extraordinary Independent Advisory Committee for Support and Reparation, which concluded its activities in February 2020, for the Full Reparation of impacts from Dam I rupture in Brumadinho. An independent external audit was conducted, finding that 85% of the recommendations were completed in 2020, and the remaining 13 are in progress, with completion expected in 2021; • Kept close monitoring of the Renova Foundation’s performance, responsible for projects and actions to repair the impacts of the 2015 collapse of the Fundão dam in Mariana; • Special attention was given to the life cycle of mining projects, consolidating the company’s practice of planning mine closure and future land use, from the beginning of mining operations, taking care of the safety of geotechnical structures, environmental recovery, water quality, and the well-being of communities after mining; • Also paying attention to sustainability issues, the Committee follows up on geological exploration activities and feasibility plans for new mineral deposits; • The Innovation and Research projects focused on iron ore dry processing, the development of new iron ore products that contribute to the reduction of carbon emissions in steelmaking, the generation of by-products with residues from mineral beneficiation, projects to generate renewable energy, and studies and projects to reduce emissions in mining operations, logistics, and shipping; • Innovation and new technologies have been implemented in countless areas and operations, with a focus on providing greater safety, reducing the exposure of people to risky or unhealthy situations, in remote or autonomous operation, in monitoring geotechnical structures, among others; • Finally, it closely followed the implementation of the actions and plans for community engagement, in addition to having direct contact with communities’ representatives. Committee’s Coordinator / Board alternate member / External specialist

P. 50 Annual General Meeting of Shareholders 2021 Committee Summary of activities People, Compensation and Governance Number of meetings: 21 Particpation rate: 96% Current Members: Fernando Buso José Mauricio Coelho Sandra Guerra Arthur Prado Ana Silvia Matte • In 2020, the People, Compensation and Governance Committee intensified the work related to the “Cultural Evolution”, “Talent Management” and “Promotion of Diversity & Inclusion” projects, mainly in reinforcing culture and communication related to the ESG approach at Vale. In addition, still within this context, it addressed the theme of Employee Value Proposition to strengthen Vale’s employer brand to attract potential young people; • Contributed to elect the values of the Company, which resulted in the approval of “Vale Purpose” by the Board of Directors in January 2021; • Led the process of evolution of the Corporate Governance Model that supported the preparation plan for Vale and its Board of Directors, to operate as a Corporation with no defined control, from the end of the Shareholders’ Agreement and the AGM 2021, including, among others, the 2021 Roadmap and the ESG Agenda; • Acted directly on the Company’s governance model through the creation of Policies, such as the Diversity and Inclusion Policy, the updating of the Succession Plan and, more recently, the revision of Vale’s Bylaws, together with the Nomination Committee, in order to foresee the improvement of the Company’s Governance structure; • Led initiatives to optimize the organizational structure of the Board of Directors, such as the proposals for the creation of the Statutory Audit Committee and the Nomination Committee; • Initiated the implementation of the Participation Management Policy, for the Governance and Management of Vale’s Subsidiaries and Affiliates, a process that is already under development; • Followed the work of Prevention of Propagation of Covid-19 and Citizen Action at Vale, regarding actions to mitigate the effects of the Covid-19 pandemic, especially to keep employees, operations and the communities safe; • Reviewed the contractual model of the Executive Officers, in order to align them with market practices, in addition to carrying out a review of the Officers’ compensation, based on the results of the assessments and on market references. Still on compensation, recommended changing the description and the scale of the climate change indicator that makes up the dimension of sustainability in the Virtual Actions Program in the 2020 goals panel of the executives; • After a survey on the compensation of Governance agents, carried out by independent consultants, proposed a new level of compensation for Board and committee members, within the context and challenges of Vale’s business; • Monitored the “Sharing Opportunities and Challenges” program on a monthly basis, with the for greater visibility of executives included in Vale’s Succession Plan. Operational Excellence and Risk Number of meetings: 13 Partcipation Rate: 96% Current Members: Eduardo Rodrigues Roger Downey Hugo Stoffel José Luciano Penido Antônio Queiroz • After the statutory changes that occurred in the 2020 Extraordinary General Meeting, the Compliance and Risk Committee became the Operational Excellence and Risk Committee, strengthening its competencies to absorb the functions associated with the monitoring of operational risks, including geotechnical risks; • In 2020, based on the Risk Matrix and the Global Integrated Risk Map, the Committee monitored the main risk mitigation, crisis management and business continuity plans and continued the interaction with the Independent Extraordinary Advisory Committee for Dam Safety, aiming to further strengthen risk-related governance; • In addition, it followed up on the application of the Vale Management System - VPS throughout the company and emphasized the development of a culture of risk awareness, as well as proactive risk management behavior; • Revised the Risk Management Policy; • Revised the Policy for Dams and Geotechnical Structures Safety; • Revised the Vale Management Model Policy. Committee’s Coordinator / Board alternate member / External specialist

P. 51 Annual General Meeting of Shareholders 2021 Committee Summary of activities Nominating Number of meetings: 18 Participation rate: 100% Current Members: Pedro Parente Alexandre Gonçalves Silva José Maurício Coelho • The Committee was created in July 2020 with the objective of assessing and making recommendations for adjustments to the best corporate governance practices in relation to the structure, size and composition of the Board of Directors, and to the balance of experience, knowledge and diversity of the members’ profiles, considering the needs of the body, in accordance with criteria and guidelines established by the Company’s Nomination Policy and Skills Matrix, both approved in 2020 by the Board of Directors; • The Nomination Committee worked closely with key governance stakeholders and international consulting firms, considering the level of independence, board structure, size, and diversity parameters. These criteria are essential in defining the nominees for the Board of Directors; • The Nomination Committee also looked for benchmarks in the best practices of national and international players and further deepened the understanding of institutional investors’ perspectives on these topics; • As a result, the Nomination Committee, together with the members of the Board of Directors, decided to propose changes to Vale’s Bylaws, to prepare the Company for the 2021 Annual General Meeting (see item Recent Governance Improvements); • For more information, access the Nomination Committee’s Final Report. Committee’s Coordinator / Board alternate member / External specialist

P. 52 Annual General Meeting of Shareholders 2021 Independent Extraordinary Advisory Committees In 2019, following the Brumadinho dam rupture, Vale’s Board of Directors created Independent Extraordinary Advisory Committees (CIAEs), composed of external, independent, reputable and experienced experts. In 2020, the CIAEs of Investigation and Support and Reparation delivered their final reports and were discontinued, while the CIAE for Dam Safety was continued for another year, being discontinued in April 2021. Independent Extraordinary Advisory Committee for Support and Reparation (CIAE-AR) With the conclusion of its work in February 2020, the CIAE-AR presented a final report (available here), contemplating analysis, commitments and actions taken by Vale in response to CIAE- AR’s recommendations, for Vale to continue the remediation process. The reparation works continue with the Special Office for Reparation and Development, with monthly supervision by the Sustainability Committee, using the parameters established in the final report. By January 2021, 69 recommendations of the CIAE-AR had been implemented, and 13 remained in execution, with conclusion planned for the end of the year. A specialized consulting firm conducted an annual, external, independent assessment of remediation progress and identified opportunities for improvement in six recommendations, which will be adopted by Vale. Independent Extraordinary Advisory Committee (CIAE-A) The CIAE-A was discontinued in February 2020. The Committee issued a final report to the Board of Directors, a summary of which was disclosed to the market to ensure accountability to society, available here. Most of the CIAE-A recommendations refer to topics which were already being addressed by Vale through various initiatives to improve its internal controls. In March 2020, Vale released an implementation timeline and defined deadlines for actions to address the recommendations. The Audit Committee was designated by the Board to carry out the monitoring of the CIAE-A 25 recommendations, which contemplate 106 actions, of which 55% were audited in 2020, 33% are planned for 2021 and 12% are in planning. The complete timeline is available here.

P. 53 Annual General Meeting of Shareholders 2021 Independent Extraordinary Advisory Committee for Dam Safety (CIAE-SB) The CIAE-SB was continued throughout 2020 to support the diagnosis of the safety conditions of dams and dikes used by the Company in its activities in Brazil, with priority for structures raised by the upstream method and those located in areas of special attention, as well as recommending measures to the Board of Directors to reinforce the safety conditions of the dams. In 2020, CIAE SB issued 29 reports, 15 technical notes and 2 progress summaries, with 11 regular meetings. Due to the Covid-19 pandemic, it was necessary to reduce the number of trips for on-site inspection of dams, dikes, piles and containment structures, with meetings with the management, engineering and geology teams. Even in this context, we had 11 days on field trips and 46 virtual interactions with technical areas. The status of this Committee’s actions is analyzed by means of periodic reports to the Board of Directors. CIAE-SB will be discontinued in April 2021, when a final report will be issued and released. Committee members will serve on the Independent Tailings Review Board. To continue the work in support of dam safety, in line with the evolution of Vale’s dam and tailings management governance, committee members will be part of the Independent Tailings Review Board, acting as external sentinels to the three lines of defense used in Vale’s risk model, in line with international best practices and the GISTM (Global Industry Standard on Tailings Management). The dam governance structure will be strengthened by forming teams of reputable international consultants (additional to the current CIAE-SB members) to play the role of an independent review board, of which CIAE-SB members will take part, in a more structured and permanent way. 11 ordinary meetings 11 days on field trips 46 virtual interactions with technical areas 29 reports

P. 54 Annual General Meeting of Shareholders 2021 The Board acknowledges that a robust and constructive assessment process is an essential component of good corporate governance and Board effectiveness. The Board of Directors has adopted the practice of executing an annual performance assessment, with the support of the People, Compensation and Governance Committee for analysis and recommendation of the evaluation methodology, including any improvements, with an intermediate assessment covering only those aspects identified as susceptible to improvement in the previous assessment. The Advisory Committees (excluding the Extraordinary Independent Advisory Committees) also conduct a biannual performance assessment, the results of which are brought to the attention of the Board of Directors. Board members are assessed individually every year, and the consolidated results of the assessments are brought to the attention of the Board, while the individual results are shared with the Chairman of the Board for further feedback discussion with each board member. In 2019 and 2020, with the support of the People, Compensation and Governance Committee, Vale hired specialized external consulting firm to conduct the assessment and develop the assessment process of the effectiveness of the Board of Directors and the Advisory Committees (excluding the Independent Extraordinary Advisory Committee), as collegiate bodies, and, individually, of their members, including the Chairman of the Board of Directors. Board Assessment Process The scope of the assessment of the Board and the advisory committees covers, for each collegiate body, the fulfillment of its mandate, its composition and structure, its dynamics, its processes and supporting structures, and its effective contributions to the execution of the Company’s objectives, as well as highlighting opportunities for improvement and providing feedback to the members. In the processes and supporting structure dimensions, the Corporate Governance Secretariat was also assessed as part of its role in improving and ensuring the execution of the several processes associated with the proper functioning of the Board and the Committees, as well as in connecting them to the organization. The scope of the assessment of Board members includes aspects such as the contribution made, participation and engagement, skills, and personal profile. The results are shared with the Chairman of the Board, and each board member has had a feedback session with the Chairman of the Board and/or the consulting firm. The data used as inputs for this assessment comprise the assessment previsouly performed, national and international benchmarks, ESG practices and the specific context of Vale in relation to shareholder composition, business objectives, among others, as well as practices adopted by organizations with high corporate governance levels in Brazil and abroad (peer group). Assessment questionnaires were also prepared for each of the collegiate bodies and for board members. The Board and the committees had their assessments completed by the Board members, executive officers and Committee members, while the Board members conducted their self-assessments and were assessed by their peers.

P. 55 Annual General Meeting of Shareholders 2021 With all this information, in-depth interviews were conducted by the consultants with the respondents of the questionnaires and, from all these inputs, the final assessment was elaborated, resulting in the identification of positive aspects and aspects to be improved, regarding the effectiveness of the Board, the definition of its degree of development and suggestions for improvement. In 2020, under the coordination of the People, Compensation and Governance Committee, the mid-term assessment of the Board and the annual assessment of the directors were carried out, according to the methodologies for assessing the effectiveness of the Board and Board members, adopted in 2019. The Board’s mid-term assessment allowed for a comparison of its results with the previous year’s assessment,, identifying aspects that showed improvement and highlighting aspects that could still be improved, giving a feedback to Board. Based on these results, the People, Compensation and Governance Committee suggests an Action Plan to the Board. The Board members’ assessment allowed comparison with the 2019 results and the strengthening of the feedback process, with each Board member holding a session to discuss his or her assessment with the Chairman and/or the consulting firm. Annual assessment components and process 1. Specialized external consultant • Develop and conduct the assessment process. 2. Questionnaire For the Board’s assessment, the directors and executive officers provide their insights on: • Board mandate execution, based on roles and responsibilities; • Structure and composition of the Board of Directors and Board Committees, based on behaviors and skills; • Contributions to the business: strategy, governance, people, innovation, risk, compliance and finance; • Dynamics of the Board of Directors, based on interaction between Board members and executive officers; • Processes and supporting structures. For the Board Committees’ assessment, feedback was provided by each Committee member, by the other Board members and by the executive officers, considering the same dimensions as above. For the Board members’ assessment, each member performed his/her self-assessment and was evaluated by the peers, considering the following dimensions: • Contributions • Participation and Engagement • Skills and Individual Profile

P. 56 Annual General Meeting of Shareholders 2021 Annual assessment components and process 3. Individual interviews Conducted by the consulting firm with directors and executive officers. 4. Analysis Evaluate the effectiveness of the Board of Directors and Advisory Committees and compare results to national and international benchmarks, identify their level of development, as well as analyze the evolution, in comparison to the previous assessment. 4. Feedback incorporated Based on the assessment results for the collegiate bodies, an action plan is defined and changes in practices or procedures are considered and implemented, if applicable, for the evolution of the collegiate and individual performance. Board members’ feedback with the Chairman and/or external consultants. The 2020 intermediate assessment was carried out by the Board in the last quarter of the year. Among the results obtained, the following are worth mentioning: • Evolution in Most of the Items Assessed: only 2 out of the 22 aspects assessed did not show a better evaluation compared to the 2019 results; • Greater Involvement in Critical Issues: the Board increased its engagement and performance in relation to critical issues such as strategy, capital allocation and business portfolio, executive succession, cultural transformation; • Advances in Governance for Transition to Corporation: Implementation of relevant actions for the new corporate structure, resulting from the end of the shareholders’ agreement, with the implementation of the Audit and Nomination Committees; • Reinforcement of Critical Training to the Board of Directors: Covering gaps perceived as to the sufficient number of board members who could contribute with knowledge and experience in the mining sector, as well as relevant executive experience in leading large corporations; • Improvement in the Group’s Dynamics: The dynamics of discussion and deliberation of the Board of Directors are better, discussions are more objective and productive, there is greater balance in the participation among members and less dispute for protagonism; • More Productive Interaction with Executive Officers: There is a greater alignment between the Board of Directors and executive officers, with a richer and more productive exchange in which the Board of Directors contributes more and challenges executives more in relation to their proposals. Main opportunities for improvement • Board x Executives Responsibilities: the Board must reflect on the appropriate level of its performance, avoiding involvement in decisions and discussions at the executive level; • Innovation Agenda: reinforce the skills related to Innovation and reinforce the Board’s Innovation agenda, in line with the large and relevant portfolio of initiatives, with the potential for high strategic impact and significant investments for Vale; Results of the 2020 Intermediate Assessment

P. 57 Annual General Meeting of Shareholders 2021 • Onboarding of Directors: resume and reinforce the process of integrating new members, which was strongly impacted by the Covid-19 pandemic, in order to provide knowledge on the company, the sector, the executives, the company’s governance, the Board’s priority agenda and the topics under discussion; • Provision of Information: improve and optimize the information submitted for evaluation, seeking greater objectivity and focus on the most important messages; • Agenda of Meetings: optimize the agenda of Board meetings, aiming to allocate more time for the debate and deepening matters that are strategic to the company’s business; • Critical Skills: the definition of the set of skills required for the Board and for the committees, addressed by the Nomination Committee, will potentialize the strengthening of Vale’s Board, through the composition of the collegiate, in line with the mapped skills. Regarding the individual assessment of the directors, there was a positive evolution, with a higher overall assessment of the majority of the directors. The People, Compensation and Governance Committee recommended that the mapped improvement opportunities be addressed, through an individual action plan, prepared by each director, after a feedback session with the chairman.

P. 58 Annual General Meeting of Shareholders 2021 Recent Governance Improvements Vale continued to evolve in its governance, seeking references in the best national and international practices, deepening the understanding of the investors’ perspective, including new requirements of the Novo Mercado regulations and adapting itself as a dispersed capital company. The Board of Directors noted the need to change Vale’s Bylaws to provide for the improvement of the structure and form of election of the Board of Directors, to provide stability for the Executive Board and to create the Innovation Committee, which will pay special attention to new technologies and other initiatives that bring more sustainability, efficiency and competitiveness to Vale’s businesses. The proposed changes were approved at the Extraordinary Meetings of Shareholders on March 12, 2021, to be effective at the Annual General Meeting of Shareholders on April 30, 2021, when Vale’s Board of Directors will be elected. Dispersed capital with global and diversified base Greater independence of the Board of Directors Election of President and Vice-President in the Meeting Flexibility for the size of the Board of Directors Additional rigor in the independence criterion Directors elected individually Exclusion of alternate members Adoption of Lead Independent Director (LID) Stability for Executive Board

P. 59 Annual General Meeting of Shareholders 2021 Main changes Rational 1. Exclusion of alternate member position Alignment with international practices. In the event of impediments, temporary absences or vacancy in the position of Board member, the remaining Board members may appoint the substitute, who will serve until the first General Meeting of Shareholders. The exception will be the director appointed by the employees, who will remain with their respective alternate, as provided by Law. 2. Board of Directors may be composed of a minimum of 11 to 13 members Amendment aimed at allowing flexibility in the number of board members to be nominated, in addition to considering the possibility of reducing the size of the board in the future. The number of Board members will be defined at the General Meeting of Shareholders, as proposed by the Board of Directors and the Nomination Committee. 3. At least 7 (seven) members of the Board of Directors must be independent directors The aim was to define that the majority of members of the Board must be formed of independent members, in addition to establishing new criteria for defining the concept of independence. In addition to the Novo Mercado Listing Rules, this seeks to adopt international practices regarding the cessation of independence after a relevant period of participation, as well as in case the board member has a tie with a relevant shareholder. 4. Definition of the concept of independence The following shall be deemed independent directors: (i) those so defined in the Novo Mercado Listing Rules; and (ii) those who do not hold a direct or indirect share above 5% (five percent) of the Company’s capital stock or a formal or stated tie with a shareholder who holds a direct or indirect share above 5% (five percent) of the Company’s capital stock. In any event, anyone who has held five (5) terms of office, or spent 10 (ten) years, consecutively or not, as a director of the Company will not be deemed an independent director. 5. Chairman and Vice- Chairman of the Board will be elected by the General Shareholder’s Meeting Transfers the responsibility for the election of the Chairman and Vice-Chairman to the General Meeting. 6. Adoption of Lead Independent Director (LID), in line with international practices If the Chairman of the Board is not independent, the elected independent members must appoint an independent director (Lead Independent Director), who will act, in alignment with the Investor Relations area, as an alternate contact for the shareholders, as well as in support of the Chairman of the Board of Directors and as an element for connection and mediation between the Chairman and the other directors. If the Chairman of the Board is independent, the LID appointment is optional. 7. Individual election to the Board of Directors Alignment with the recommendation of the main proxy advisors currently operating, the individual election proves to be the most appropriate option for the election of Vale’s directors as a dispersed-capital company. 8. Nomination Committee becomes permanent The Nomination Committee will be installed 12 months in advance of the General Meeting of Shareholders that decides on the election of the Board of Directors, proposing improvements related to the structure, size and composition of this Board, in addition to recommending the skills, profiles and potential candidates. 9. People, Compensation and Governance Committee People and Governance Committee changes its name to the People, Compensation and Governance Committee, in order to reinforce its role in evaluating the compensation model for employees and the proposal for the distribution of the global annual budget for the administrators’ compensation. 10. Creation of the Innovation Committee In order to devote special attention to new technologies and other initiatives that bring more sustainability, efficiency and competitiveness to Vale's businesses. 11. Term of the Executive Board increases from two to three years Increase the term of the members of the Executive Board, aiming to confer greater stability to the Company’s management.

P. 60 Annual General Meeting of Shareholders 2021 Elect the members of the Board of Directors In order to ensure a proper and orderly transition for Vale to become a dispersed capital company, in July 2020 the Board of Directors decided to establish a Nomination Committee. Vale’s Nomination Committee was constituted with the main function of presenting improvements related to the structure of the Board of Directors, and at the end, to present a proposal for the composition of the Board of Directors for the 2021-23 term. Since then, the Nomination Committee has been working closely with key governance stakeholders and international consulting firms, considering the level of independence, board structure, size and diversity parameters. The Nomination Committee also looked for benchmarks in best practices from National and International players and further deepening the understanding of institutional investors’ perspectives on these issues. As a result, the Board of Directors, with the support of the Nomination Committee and the People and Governance Committee, proposed changes to Vale’s Articles of Incorporation to prepare the Company for the Annual General Meeting, held on March 12, 2021. Item II The main changes in Vale’s Bylaws considered essential for a more proactive and effective Board of Directors were: • Exclusion of the position of alternate member • The board may be composed of a minimum of 11 to 13 members • At least 7 board members must be independent directors • Definition of the concept of independence • The chairman and the vice-chairman of the board will be elected by the annual general meeting • Adoption of the lead independent director (lid), in line with international practices • Individual election for the board of directors For more information on these changes, see the section Recent Governance Improvements.

P. 61 Annual General Meeting of Shareholders 2021 A letter from the Nomination Committee Dear Shareholder, The advances in governance, related to the structure of Vale’s Board of Directors and established based on the recommendations by the Nomination Committee, resolved at the Extraordinary General Meeting on March 12, 2021, to provide the opportunity to materially increase independence and deepen technical skills of Vale’s management, favoring the Company’s safe and sustainable performance and serving the best interests of its stakeholders. Created in July 2020 by Vale’s Board of Directors, one of the objectives of the Nomination Committee was to propose candidates for the next election of the aforementioned collegiate body, considering the changes already crystallized in the Vale’s Bylaws, a proposal to be submitted to the resolution of the shareholders at the Annual General Meeting on April 30, 2021. The Nomination Committee’s work was based on active listening to the Company’s shareholders, in Brazil and abroad. In this sense, we present the main criteria that guided the preparation of the list of candidates presented. Skills Matrix With the support of the external consulting firm Boston Consulting Group, the drafting of the skills matrix of the Board of Directors was based on a benchmarking with Brazilian companies, considered references in corporate governance and already internationalized, and also with the main international mining companies, in comparison with the Vale’s current governance practices. In addition, the company’s main risk groups also serve as a basis for determining the competencies to manage them. The elements incorporated in the matrix consider: (i) the set of circumstances that reflect the present and future situation of the Company and its opposable challenges; (ii) key competencies consistently observed in other mining companies; (iii) the five operating levers set out in Vale’s strategy; (iv) the specificities and particularities of Vale’s business; (v) the organization of the skills in 3 blocks - administrative, functional and sectorial. In addition to the elements above, the Committee considered the following key principles for building the skills matrix: (i) deriving the strategy and vision for the future of Vale’s business; (ii) preservation of knowledge and history about the company; (iii) emphasis on the current context, with Vale’s current challenges; (iv) focus on competences relevant to Vale with developments over the long term; (v) alignment with market expectations; and (vi) correct description of the size and level of updating of each of the competencies. The skills matrix was based on the assessment of the current composition of the Board, with the identification of points of convergence of the current members and gaps, potentially addressed by new members. Chairman and Vice-Chairman of the Board The change in the Nomination Policy of Vale’s Directors, to provide for the need for independence of the Chairman of the collegiate body, would be in line with the expectations of most of the Company’s shareholders and is a position with which the Committee agrees. The Committee considered it very relevant that the Chairman is already a member of the current council and that it maintained the necessary characteristics for the function, as part of the balanced transition process.

P. 62 Annual General Meeting of Shareholders 2021 The current Chairman, a member of this Committee, expressed his position in the sense that he should not be reappointed, for personal reasons. The Board member Fernando Buso Gomes also noted that, for reasons of a personal nature, he declined a possible appointment to Chairman and made himself available for the position of Vice President. In this sense, the final nomination of the Nomination Committee for Vale’s Chairman, of Mr. José Luciano Penido, current independent member of the Board, reflects the attributes necessary for this position, valuing his long professional history in the sector, extensive knowledge of Vale’s businesses and notable experience in critical issues for Vale, such as risk management, sustainability and institutional relations. Lead Independent Director (LID) The Committee understands that, in view of the shareholding dispersion verified at Vale, and in the event that the Chairman chosen at the Meeting is not independent, the performance of the LID function becomes essential to ensure the independence of the Board and to allow adequate communication between the Company and other shareholders. The new function would allow shareholders to get closer to the Board of Directors, always with the support of the Investor Relations area. If the elected Chairman is independent, the adoption of the LID will be at the discretion of the Board of Directors. Diversity Without neglecting the broad aspects of diversity, which were sought in the proposed composition for the next Board, the Committee placed a special weight on the issue of gender, among other reasons, for reflecting the view of relevant portions of clients, shareholders and employees. The Committee therefore considered that a greater number of women on the Board is highly recommended. Finally, the Committee stresses that, despite not advancing in the diversity of race in preparing the list of candidates for Vale’s next Board, the Committee recognizes the theme and values the initiatives adopted by Vale’s management, and hopes that these initiatives can lead to results in the short term so that, in the formation of future Board, this issue can be adequately addressed. Selection of candidate candidates for the 2021-2023 term The list of candidates for directors, appointed by the Committee, to compose the Board of Directors of Vale, in the 2021 - 2023 term, is composed of 12 members: 8 independent and 4 non- independent, a considerable advance in the matter of independence of this collegiate. The committee considered that the renewal of a certain number of members is desirable: • To ensure that the new Board can operate without posing risks to the proper continuity of the company’s business and the various ongoing initiatives related to the accidents in Mariana and Brumadinho; and • Considering that the Board has undergone a recent renewal process in the last two general shareholders meeting, with the incorporation of nine new members. In favor of the renewal, the Committee considered the need to increase the number of independent directors and representativeness in view of the significant change in Vale’s corporate structure, which changed from defined control to a dispersed capital company, in addition to the need to address gaps in competences. Taking into account all these aspects and an orderly transition, the Committee concludes that a renewal of 5 members, among the 12 elected by the AGM, would be the correct number to be sought from the list to be presented to the Council for deliberation. Specialized companies such as Spencer Stuart and Russell Reynolds were hired to carry out the process of recruiting new candidates and presented 70 possible candidates for the committee’s consideration.

P. 63 Annual General Meeting of Shareholders 2021 Final comments We invite shareholders to get to know in depth the assumptions and work plan adopted by the Nomination Committee, as well as their respective conclusions and recommendations, by reading the Final Report issued, available on Vale’s website. In our report, we also made available details of the main competences and experiences of each of the nominee, as well as their correlation with the competences indicated in the matrix. José Maurício Coelho Chairman of the Board of Directors Pedro Parente Leader, external and independent member of the Nomination Committee Alexandre Silva External and independent member of the Nomination Committee Sincerely,

Annual General Meeting of Shareholders **2021**

Highlights of the Board of Directors

The Board of Directors and the Nomination Committee believe that the twelve nominees for election to the Board have the necessary qualifications and experience to continue to provide quality support to the Company's management, as well as renewal in an orderly and balanced manner for a company with dispersed capital and an international profile.

The Board of Directors, together with the Nomination Committee, is conduction this transition in an orderly and balanced manner. Seven of the twelve current members of the Board of Directors are standing for reelection. All nominees **agree** to nomination in this document and, if elected, to the position.

				Current Committee				
Name	**Age**	**Director since**	**Independent**	**O&R**	**FIN**	**CPG**	**SUST**	**Other public company boards**
José Luciano Penido (Chairman)	73	May/19	Yes	✓			✓ Coordinator	2
Fernando Buso (Vice-Chairman)	64	Apr/15	No		✓ Coordinator	✓ Coordinator		-
Clinton Dines[1]	63	New	Yes					2
Eduardo Rodrigues	66	May/19	No	✓ Coordinator				-
Elaine Dorward-King	63	New	Yes					4
José Maurício Coelho	54	May/19	No			✓		1
Ken Yasuhara[2]	43	New	No		✓			-
Maria Fernanda Teixeira	68	New	Yes					-
Murilo Passos	73	Dec/19	Yes		✓			4
Ollie Oliveira	69	New	Yes					2
Roger Downey	54	Dec/19	Yes	✓				-
Sandra Guerra	65	Oct/17	Yes			✓		1

O&R: Operational Excellence and Risk / FIN: Finance / CPG: People, Compensation and Governance / SUST: Sustainability / (person icon) - Coordinator

1 - Mr. Clinton Dines and Mr. Ollie Oliveira will take office on August 1, 2021.

2 - Mr. Ken Yasuhara is a current alternate member of the Board of Directors.

Note: The 13th member of Vale's Board of Directors is directly elected by the company's employees.

P. 64

P. 65 Annual General Meeting of Shareholders 2021 Main skills and experiences • The set of circumstances that reflect Vale’s present and future situation and its opposable challenges; • Key skills consistently observed in other mining companies; • The five levers of action set forth in Vale’s strategy; • The specificities and particularities of Vale’s businesses; • Derivation of the strategy and the vision for the future of Vale’s businesses; • Preservation of the knowledge and history about the company; • Emphasis on the current context, with Vale’s current challenges; • Focus on skills that are relevant for Vale with long-term developments; • Alignment with market expectations; • Adequate characterization of the caliber and level of updating of each of the skills; The Board of Directors, together with the Nomination Committee and specialized international consultancies, have updated the important qualifications and experience that should be represented on the Board as whole, in light of Vale’s business strategy and future needs. Among the elements that were considered in defining the new competence matrix here: The organization of these qualifications and experiences are linked to our company’s businesses, divided into three blocks, as follows:

P. 66 Annual General Meeting of Shareholders 2021 Linking the characteristics of the business with the main qualifications and experience represented on the board Administrative Skills Functional Skills Sectorial Skills Relevant executive experience as CEO Previous successful experience as CEO of large organizations for a relevant period of time. Extensive knowledge of the current business environment in Asia Relevant experience and knowledge of current business environment in Asia, preferably in Vale’s area of operation and preferably based in China. Extensive knowledge of institutional relations, government and regulatory Relevant experience and knowledge in working with Government and Regulators. Knowledge about Vale, current and historical context Relevant experience and knowledge about Vale’s history, current context, and challenges. Risk & Safety Management in industries with risk profile compatible with Vale’s Relevant experience and knowledge in risk and safety management in organizations with risk profile compatible with Vale’s. Operations Management focused on the adoption of global best practices Relevant experience and knowledge in operational excellence, preferably in capital-intensive industries. Talent & Cultural Transformation Relevant experience and knowledge related to cultural transformation in large organizations, with experience in talent management, including compensation, and in alignment of interest between the management and company’ stakeholders. Business Innovation Relevant experience and knowledge in innovation areas at Vale’s businesses, across Vale’s value chain and adjacent areas. Sustainability & ESG Relevant experience and knowledge in the socio- environmental and governance areas, including Compliance, preferably in the natural resources industry. Experience in Community relations required. Finance & Portfolio with value orientation and accountability for performance Relevant experience and knowledge in the areas of corporate finance and asset portfolio in large companies. Digital Transformation in B2B/Transformation industry Relevant experience and knowledge in major Digital Transformation projects in large companies. Commercial and Trading Understanding of the competitive environment, the company’s current and developing businesses, and industry trends. Mining Relevant experience and knowledge of the mining industry, with preference for the iron ore business. Steel Industry Relevant experience and knowledge of the steel and metals industry and its value creation drivers. Global Supply Chain Logistics Relevant experience and knowledge in the management and optimization of logistics chains preferably long- distance.

P. 67 Annual General Meeting of Shareholders 2021 Nominated Board Profile The following pages include a skills and qualifications matrix, highlighting the main areas of experience and competencies that the nominated Board members bring to Vale. 8 4 9 3 4 12 members Independent members Non-independent members Age Average: 63 years Mandate Average: 1,5 years <1 year >5 years 1-2 years 3-5 years <50 51-60 61-70 >70 Main qualifications and experiences Knowledge on business in Asia 6 out of 12 Talents & Cultural Transformation 6 out of 12 Commercial and Trading 6 out of 12 Experience as CEO 7 out of 12 Operational Management 6 out of 12 Digital Transformation 1 out of 12 Intitutional Relations 8 out of 12 Business Innovation 6 out of 12 Mining 8 out of 12 Knowledge on Vale 8 out of 12 Sustainability & ESG 7 out of 12 Steel industry 4 out of 12 Safety and Risk Management 4 out of 12 Finance 9 out of 12 Global Supply Chain Logistics 3 out of 12 8% 17% 17% 58% non- Brazilians 5 5 1 1

P. 68 Annual General Meeting of Shareholders 2021 skills and experiences of Directors nominees Summary of Solid knowledge/expertise Renowed knowledge/expertise Main qualifications and experiences, as assessed by the Nomination Committee José Luciano Penido Fernando Buso Clinton Dines Eduardo Rodrigues Elaine Dorward-King José Maurício Coelho Ken Yasuhara Maria Fernanda Teixeira Murilo Passos Ollie Oliveira Roger Downey Sandra Guerra Administrative skills Experience as ceo Knowledge on business in asia Institutional relations Knowledge on Vale Functional skills Safety and risk management Operations management Talents & cultural transformation Business innovation Sustainability & ESG Finance Digital transformation Commercial and trading Sectoral skills Mining Steel industry Global supply chain logistics

P. 69 Annual General Meeting of Shareholders 2021 Board Nominees’ Biography Below we have included a description of the qualifications and experience of the candidates. It is important to highlight that, in a separate vote, a member and the respective alternate member will be chosen directly by Vale employees. The chosen members do not participate in the shareholders’ electoral process at the Meeting. With the exception of the director nominated by the employees, the other members of the Board will not have alternates.

Annual General Meeting of Shareholders 2021



José Luciano
Duarte Penido

Chairman Nominee

Experience as a CEO
Institutional Relations
Knowledge of Vale
Risk and Safety Management
Talents & Cultural Transformation
Sustainability & ESG
Mining
Steel Industry

Education

- Graduated in Mining Engineering from Escola de Engenharia da Universidade Federal de Minas Gerais (December 1971).

Current member of the Board of Directors of Vale S.A. (since 2019)

- Coordinator of the Sustainability Committee.
- Member of the Operational Excellence and Risk Committee.

Boards of Directors of other publicly-traded companies

- Independent Member of the Boards of Directors of the companies Algar SA. (since 2016) and Hermes Pardini S.A. (since 2020).

Other current experiences

- Independent Member of the Board of Directors of Copersucar (since 2013).
- Member of Coalizão Brasil Clima Florestas e Agricultura.
- Member of the Board of Trustees of the NGO Rede Cidadã.

Past experiences

- Chairman of the Board of Directors of Fibria Celulose (2009 to 2018).
- Member of the Board of Directors of Banco Santander Brasil (2017 to 2019).
- Independent Member of Química Amparo Ypê (2013 to 2019).
- CEO of VCP - Votorantim Papel e Celulose (2004 to 2008).
- CEO of Samarco Mineração (1992 to 2003).
- Member of the Deliberative Board of Instituto Ethos.
- Member of the Board of Trustees of FDC - Fundação Dom Cabral.
- Member of the Executive Committee of the World Business Council for Sustainable Development (WBCSD).
- Chairman of the Deliberative Board of IBÁ - Indústria Brasileira de Árvores.

Other relevant information

33 years of experience (12 as CEO) in Mining and Steel (iron ore and manganese ores), in activities of mineral research, mining operations and mineral processing, engineering and implementation of industrial projects for mining and pelletizing.

15 years of experience (5 as CEO) in Planted Forests, Pulp and Paper industries.

27 years of experience in corporate governance (17 years as CEO and 10 as Chairman), with 10 years as an Independent Director in several industries.

Long professional history in Sustainability and ESG, especially in Mining, Forestry and Agriculture, with a leading role in Brazil and internationally, in climate change and in the socio-environmental management of territories, with attention to the direct relationship with stakeholders (communities, socio-environmental NGOs and social groups which oppose to mining and forest-based industries).

For 4 years, he was the Chairman of the Forest Solutions Group, a group of forest-based companies that are members of the WBCSD, dedicated to improving the sustainability of this industry, focusing primarily on climate change, on the innovation of forest-based products with a lower carbon footprint than alternative products, and in dialogue and engagement with communities and indigenous peoples surrounding the forests through the TFD - The Forest Dialogue initiative.

The Board of Directors, together with the Nomination Committee, assessed the nominee's documents and statements and concluded that the nominees meets the criteria for independence as per the Novo Mercado the Company's Bylaws.

P. 70

P. 71 Annual General Meeting of Shareholders 2021 More than 40 years of experience in Complex Financial Strategies Planning, Merger and Acquisition of Companies, Capital Markets, Relationship with Shareholders and Stakeholders, Team Training and Management, Performance of Boards of Directors and Business Strategy, in Brazilian and international companies. Experience as a CEO Institutional Relations Knowledge of Vale Talents & Cultural Transformation Sustainability & ESG Finance Other relevant information Vale S.A.: • Coordinator of the Governance and Sustainability Committee (2015 to 2017) and the Sustainability Committee (2017 to 2019). • Member of the Financial (since 2015), Executive Development (2015 to 2017), Strategic (2017) and People (2017 to 2019) Committees. Vice-Chairman Board of Directors of Bradespar S.A. (2014 to 2019). 2B Capital (2014 to 2018): Board Member, Chief Executive Officer and Officer. Chariman of Antares Holdings Ltda., holding company (2015 to 2017). President of Brumado Holdings Ltda. (April 2015 - April 2017). Member of the Board of Directors: CPFL Renováveis, Sete Brasil, BR Towers, Grupo SMR, Brennad Cimentos. Member of the Investment Committee of the Probes Participação Investment Fund (2011 to 2015). Grupo Bradesco: Head of Private Equity, Bradesco BBI Officer, Investment Banking, Departmental Officer. Capital Market Officer of Banco BBV. Chase Manhattan Bank: Corporate Finance, Merchant Banking and Capital Markets, among others (1978 to 1997). Education Past experiences Coordinator of the Financial Committee (since December 2019). Coordinator of the People, Remuneration and Governance Committee (since May 2019). Bradespar S.A.: • Director, CEO and Investor Relations Officer (since April 2015). Vice-Chairman of the Board of Directors of Vale S.A. (since January 2017) and Director (since April 2015) Other current experiences Graduated in Economic Sciences, Faculdades Integradas Bennet (1979). Fernando Jorge Buso Gomes Vice-Chairman Nominee

Annual General Meeting of Shareholders **2021**



Clinton
Dines

Knowledge of Business in Asia
Finance
Commercial and Trading
Mining

Other relevant information

More than 40 years of experience in the Mining, Steel and Metallurgy sectors, living and working in China since 1979.

Career developed mainly at BHP in China, where he served for more than 21 years, retiring in 2009 as President of BHP Billiton China.

Since ending his executive career, Clinton has dedicated fimself as a Board member, Consultant, Advisor, with extensive experience in governance.

Education

- B.A., Asian Studies, Economics and China - Griffith University.
- Course in International Management – INSEAD (1996).

Boards of Directors of other publicly-traded companies

- Advisor to Fonterra Cooperative Group Limited, Auckland (since November 2015).
- Advisor to Zanaga Iron Ore Company, London and Republic of Congo (since October 2010).

Past experiences

- BHP Billiton China (1988 to 2009):
  - Chief Executive Officer.
  - VP-Business Development.
  - Chief Representative.
- Executive Chairman of Caledonia Asia – Equities Fund Management, Shanghai & Sydney (2010 to 2013).
- Board Member of North Queensland Airports Australia (2015 to 2019).
- Board Member of Aurecon Group (2014 to 2017).
- Board member of KAZ Minerals plc, – (2009 to 2015).
- Principal of Moreton Bay Partners, – Management Advisory (2015 to 2018).
- Strategy Advisor of GE Mining Equipment China (2013 to 2014).
- Member of Pacific Aluminium Advisory Board,– Rio Tinto (2013 to 2013).
- Strategy Advisor of Burson-Marsteller China (2010 to 2012).
- Member of the China Advisory Board of IMI plc (2005 to 2009).
- Member of the China Advisory Board of CRH plc (2010 to 2014).
- Member of the China Advisory Board of Outukumpu Oyj - Stainless Steel (2013 to 2014).

If elected, Mr. Clinton Dines will take office on August 1, 2021.

The Board of Directors, together with the Nomination Committee, assessed the nominee's documents and statements and concluded that the nominee meets the criteria for independence as per the Novo Mercado the Company's Bylaws.

P. 72

Annual General Meeting of Shareholders **2021**



Elaine
Dorward-King

Experience as a CEO
Knowledge of Business in Asia
Risk and Safety Management
Operations Management
Talents & Cultural Transformation
Business Innovation
Sustainability & ESG
Finance
Commercial and Trading
Mining

Other relevant information

28 years of experience in Mining, in international positions, working on Safety and Sustainability issues.

Notorious experience in ESG, Risk & Safety and Operations Management.

She has twice received the "100 Most Inspirational Women in Mining" award.

The Board of Directors, together with the Nomination Committee, assessed the nominee's documents and statements and concluded that the nominee meets the criteria for independence as per the Novo Mercado the Company's Bylaws.

Education

- PhD, Chemistry, Colorado State University, CO, USA (1984).
- B.Sc., Chemistry, Maryville College, TN, USA (1979).

Boards of Directors of other publicly-traded companies

- Member of the Board of Directors Novagold Resources (since 2020).
- Member of the Board of Directors of Sibanye Stillwater (since 2020).
- Independent board member to Great Lakes Dredge & Dock Corporation (since 2020).
- Member of the Board of Directors of Kenmare Resources (since 2019).

Past experiences

- Newmont Corporation:
  - Environmental, Social and Governance Strategy Executive Vice President (2019 to 2020).
  - Sustainability and External Relations Executive Vice President (2013 to 2019).
- Rio Tinto:
  - Managing Director - Richards Bay Minerals, South Africa (2011 to 2013).
  - Global Head Health, Safety & Environment, United Kingdom (2002 to 2010).
  - Global Executive Environment, Health & Safety, USA (2000 to 2002).
  - Principal Environmental Adviser, UK (1998 to 2000).
  - Environmental Affairs Director - Kenncott Utah Copper Corporation (1995 to 1997).
  - Environmental Science Director - Kennecott Corporation (1992 to 1995).
- Ecological Risk Assessment Manager, Ebasco (1991 to 1992).
- Monsanto:
  - Senior Registration Specialist, Environmental and Public Affairs (1989 to 1990).
  - Research Specialist (1986 to 1988).
  - Senior Research Chemist (1984 to 1986).
- Board Member of Richards Bay Minerals (2010 to 2013).
- Science Advisory Board of The Institute of Environmental & Human Health, Texas Tech University (2000 to 2012).
- 2012 - 2013 Deputy Chair of Trade & Investment KwaZulu-Natal (2012 to 2013).
- Board Member of Rossing Uranium (2007-2010).
- Executive Committee, Board of Scientific Counselors, US EPA Office of Research & Development (2000 to 2004).
- Board Member of the Society of Environmental Toxicology and Chemistry (1995-2000).

P. 73

P. 74 Annual General Meeting of Shareholders 2021 33 years of experience in mining, with national and international experience in strategy, negotiation and logistics, mainly in the area of iron ore and also in nickel. Ability to manage conflicts, good understanding of finance, corporate governance, institutional relations and communication. Knowledge of Business in Asia Institutional Relations Knowledge of Vale Commercial and Trading Mining Steel Industry Global Supply Chain Logistics Other relevant information Eduardo de Oliveira Rodrigues Filho Graduated in Civil Engineering, PUC-Rio (1978). Postgraduate in Transport Planning, University of Westminster (2000). Vale S.A.: • Deputy member of the Board of Directors (2008 to 2018). • Member of the Financial and Sustainability Committees. Commercial Officer of Rio Tinto Brasil (1994 to 2007). Commercial Manager - MBR - Minerações Brasileiras Reunidas S.A. (1985 to 1994). Education Past experiences Coordinator of Vale’s Operational Excellence and Risk Committee. Managing Partner of CWH Consultoria Empresarial (since 2008). Member of the Board of Directors of Vale S.A. (since May 2019) Other current experiences

Annual General Meeting of Shareholders 2021



José Maurício
Pereira Coelho

Experience as a CEO
Institutional Relations
Knowledge of Vale
Sustainability & ESG
Finance

Other relevant information

Experience and technical knowledge in Corporate Finance and Investor Relations.

Notorious experience in Governance, Strategic Planning and Mergers & Acquisitions.

Chairman of Previ, implementing actions focused on improving the management and promotion of the practices of the Previ Code of Corporate Governance.

Extensive experience in the boards of directors of companies listed in the Novo Mercado of B3. Was a member of the boards of directors of four B3-listed companies.

Education

- Specialization in Governance (2004, FGV RJ); MBA in Finance and Capital Markets (1999, FGV-RJ).
- Graduation in Accounting Sciences (1990, UNIGRANRIO).

Chairman of the Board of Directors of Vale S.A. (since May 2019)

- Member of the People, Governance and Remuneration Committee (since May 2019).

Boards of Directors of other publicly-traded companies

- Member of the Board and Audit and Risk Committee.

Other current experiences

- Chairman of Previ - Banco do Brasil Employees' Pension Fund (since July 2018).
- Chairman of the Deliberative Council of Abrapp (since September 2018).

Past experiences

- CEO of BB Seguridade Participações S.A. (2017 to 2018).
- Banco do Brasil S.A.:
  - Chief Financial Officer and Investor Relations Officer (2015 a 2017).
  - Chief Financial Officer (2012-2015).
  - Capital Markets Officer (2009 to 2012).
  - Executive Manager Gestão Seguridade (2007 to 2009).
- Cielo S.A – Board of Directors.
- IRB Brasil RE - Board of Directors.
- BB Mapfre SH1 Participações S.A. - Board of Directors.
- Mapfre BB SH2 Participações S.A.- Board of Directors.
- CNSeg - Board of Directors.
- Fenaseg - Board of Directors.
- BB AG-BB Aktiengesellschaft Viena - Board of Directors.
- BB Securities LLC (New York) - Board of Directors.
- BB Securities Asia Pte. Ltda. (Singapura) - Board of Directors.
- BB Securities Limited (London) - Board of Directors.
- Cosern – Cia Energética do RN - Board of Directors.
- Celpe – Cia Energética de Pernambuco - Board of Directors.
- Coelba – Cia de Eletricidade da Bahia - Board of Directors.

P. 75

P. 76 Annual General Meeting of Shareholders 2021 Knowledge of Business in Asia Knowledge of Vale Risk and Safety Management Management of Operations Commercial and Trading Steel Industry Other relevant information Ken Yasuhara Degree in Policy Management, Keio University, Japan (2001). Mitsui & Co.: • Officer, Deputy General Manager, Mineral Resources and Metals Unit, Brazil (2018 to 2019). • Manager, Iron Ore Division, Tokyo, Japan (2015 to 2018). Sumitomo Corp: • Manager, Raw Material Division for Steel Production, Tokyo, Japan (2014 to 2015). • Officer, Mineral Resources, Energy and Steel Unit of Sumitomo Brasil S.A. (2013 to 2014). • Officer, Mineral Resources, Energy and Steel Division of Sumitomo Brasil S.A. (2010 to 2013). • Manager, Raw Material Division for Steel Production, Tokyo, Japan (2008 to 2010). • Trainee, Raw Material Division for Steel Production, South Africa (2006 to 2008). • Petroleum Coke Team, Carbon Division, Tokyo, Japan (2001 to 2006). Alumina do Norte Do Brasil S.A. (2018 to 2019): • Deputy Board Member. • Finance Committee Member. • Technical Committee Member. Education Past experiences More than 20 years of experience in the Mining sector, developed in two of japan's largest multinational conglomerates: Sumitomo and Mitsui. Strong experience in the areas of Mining Operations and Investments, as well as knowledge in Global Commodity Trading (iron ore, iron-alloy, etc.), Finance and Accounting. Officer, General Manager, Mineral and Metals Resources Unit at Mitsui & Co. Brazil (since 2019). Deputy Member of the Board of Directors of Vale S.A. (since 2020) Other current experiences

Annual General Meeting of Shareholders **2021**



Maria Fernanda
Teixeira

Experience as a CEO
Talents & Cultural Transformation
Sustainability & ESG
Finance
Digital Transformation

Other relevant information

Executive with extensive experience in the technology area having worked in senior positions in top companies such as GM, EDS and First Data.

Notorious experience in Sustainability & ESG, Finance and Digital Transformation.

The Board of Directors, together with the Nomination Committee, assessed the nominee's documents and statements and concluded that the nominee meets the criteria for independence as per the Novo Mercado the Company's Bylaws.

Education

- Graduated in Business Administration from Universidade Metodista de São Paulo (1982).
- Post-Graduation in Marketing and Finance from Fundação Getúlio Vargas (1988).

Current Experience

- CEO da Integrow Beyond Numbers (desde 2016).

Past experiences

- First Data Brasil:
  - Senior Vice President (2013 to 2015).
  - Chairman, Brazil and COO for Latam (2009 to 2013).
- Chairman, Latam of ICT Group (2006 to 2009).
- Electronic Data Systems:
  - Sales and Operations VP, Latam (2003 to 2005).
  - Sales Executive, Latam (2001 to 2002).
  - Chief Negotiator for GM Latam, Africa and Middle East (2000-2000).
  - COO, Brazil (1998 to 1999).
- IT Director of General Motors do Brasil (1974 to 1985).
- Member of Simpar's Audit Committee.
- Member of the Audit Committee of Grupo Vamos.
- Chairman of Pérola SA (Fertilizers).
- Member of the Visor Advisory Board (Fintech)
- Board Member of The Dialogue for Americas.
- Chairman of the Diversity & Inclusion Committee of AmCham.
- Founder of Grupo Mulheres Executivas de São Paulo.
- Diversity and Development Council of the World Bank.

P. 77

P. 78 Annual General Meeting of Shareholders 2021 Experience as a CEO Institutional Relations Knowledge of Vale Talents & Cultural Transformation Commercial and Trading Mining Other relevant information Murilo Cesar Lemos dos Santos Passos Graduated in Chemical Engineering from Universidade Federal do Rio de Janeiro (1971). Managing Officer of Bahia Sul Celulose S.A. and Nipo-Brasileira S.A. – Cenibras Florestas do Rio Doce S.A. Vale S.A.: Environment, Metallurgy and Forest Products Areas (1970 to 1990). Member of the Boards: • Florestas Rio Doce S.A. • Alunorte - Alumina do Norte do Brasil S.A. • Aluvale - Vale do Rio Doce Alumínio S.A. • Itabira Internacional Co. Ltda. • Bahia Sul Celulose S.A. • Mineração Rio do Norte S.A. • Rio Capim Química S.A. • Usiminas S.A. • Companhia Siderúrgica de Tubarão. Education Past experiences Executive with more than 40 years of experience in the Mining, Pulp, Energy and Logistics industries. Notorious experience as CEO and as a board member, in the leadership of some of the main Brazilian companies. Member of the Financial Committee (since December 2019). Chairman of the Board of Directors of São Martinho S.A., Odontoprev S.A. and Tegma Gestão e Logística S.A. Member of Suzano’s Board of Directors. Member of the Board of Directors of Vale S.A. (since December 2019) Boards of Directors of other publicly-traded companies The Board of Directors, together with the Nomination Committee, assessed the nominee’s documents and statements and concluded that the nominee meets the criteria for independence as per the Novo Mercado the Company’s Bylaws.

Annual General Meeting of Shareholders **2021**



Ollie
Oliveira

Knowledge of Business in Asia
Institutional Relations
Business Innovation
Sustainability & ESG
Finance
Mining

Other relevant information

More than 35 years of executive experience in corporate finance and strategy, mainly in the mining sector, in companies such as Anglo American and De Beers, including experience in Brazil.

Recognized independent advisor, having worked in several international boards of the industrial world.

Notorious experience in Institutional Relations, Finance and Mining.

The Board of Directors, together with the Nomination Committee, assessed the nominee's documents and statements and concluded that the nominee meets the criteria for independence as per the Novo Mercado the Company's Bylaws.

Education

- Degree in Accounting and Business Economics (1973).
- Postgraduate in Accounting and Tax (1975), University of Natal-Durban, South Africa.

Boards of Directors of other publicly-traded companies

- Senior Independent Advisor to Polymetal International PLC.
- Senior Independent Advisor Antofagasta Minerals PLC:
  - *Head* dos Comitês de Projetos e Auditoria.
  - Membro do Comitê de Nomeações.

Past experiences

- Independent Advisor of BlackRock World Mining Trust PLC.
- Managing Partner of Greengrove Capital LLP.
- Board Member of Ferrous Resources do Brasil, Dominion Diamond Mines and Graff Diamonds.
- Executive Officer of Strategy and Business Development at DeBeers S.A. (1997 to 2008).
- DeBeers Centenary AG and DeBeers Consolidated Mines Ltd. (1997 to 2001):
  - Head of Corporate Finance.
  - Executive Committee Member.
- Anglo American Corporation of South Africa Ltd. (1989 to 1997):
  - Financial Manager.
  - Corporate and International Finance.
- Chief Financial Officer of Press Corporation (1980 to 1989).
- Senior Consultant at Touche Ross (1974 to 1980).

If elected, Mr. Ollie Oliveira will take office on August 1, 2021.

P. 79

Annual General Meeting of Shareholders 2021



Roger
Downey

Experience as a CEO
Knowledge of Business in Asia
Institutional Relations
Knowledge of Vale
Operations Management
Business Innovation
Finance
Commercial and Trading
Mining
Steel Industry
Global Supply Chain Logistics

Other relevant information

Executive with more than 35 years of experience, in leadership positions in the Mining, Fertilizer and Financial industries, in Brazil and abroad.

Notorious experience in Investor Relations, Mergers and Acquisitions, Marketing and Sales.

The Board of Directors, together with the Nomination Committee, assessed the nominee's documents and statements and concluded that the nominee meets the criteria for independence as per the Novo Mercado the Company's Bylaws.

Education

- Graduated in Business Administration, Australian National Business School (2003).
- Master's degree in Business Administration, University of Western Australia (2003).

Member of the Board of Directors of Vale S.A. (since December 2019)

- Member of the Operational Excellence and Risk Committee (since May 2020).

Other current experiences

- Member of the Board of Directors Fertimar Mineração e Navegação S.A. - PrimaSea (since October 2018).

Past experiences

- Ceo of Fertimar Mineração e Navegação S.A. - PrimaSea (2019 to 2020).
- Vale S.A.:
  - Executive Officer, Fertilizers, Coal and Strategy (2012 to 2017).
  - Chairman of Vale Fertilizantes S.A. (2012 to 2017).
  - Strategic Marketing Manager (2002 to 2005).
- President of MMX Mineração e Metálicos S.A.
- Officer of Mining & Steel Analysis at Credit Suisse Bank.
- Marketing Manager at Rio Tinto in Australia and Brazil.
- Market Coordinator of Minerações Brasileiras Reunidas S.A - MBR (1991 to 1996).

P. 80

P. 81 Annual General Meeting of Shareholders 2021 Institutional Relations Knowledge of Vale Talents & Cultural Transformation Business Innovation Sustainability & ESG Other relevant information Sandra Guerra She graduated in Social Communication - Journalism from Universidade Paulista in 1977. Masters Degree in Business Administration from Universidade de São Paulo - USP, concluded in 2009. Member of the Governance, Compliance and Risk Committee (2017 to 2019) of Vale S.A. Member of the Board of Directors of Vix Logística S.A. (2015 to 2018). Member Board of Directors Global Reporting Initiative - GRI (2017 to 2019). Member Board of Directors Companhia Paranaense de Energia - Copel S.A. (2016 to 2017). Chairman of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC (2012 to 2016). In 2000, she was part of the group that brought to Brazil the first Latin American initiative of joint effort of OECD- Organization for Economic Cooperation and Development, World Bank and IFC - International Finance Corporation, to start a dialogue on Corporate Governance policy in the region. Coordinated the reference group of 14 companies in Latin America, created by the OECD and IFC (2005-2012). Participation in the creation of the first Code of Good Practices in 1999, and in its revision in 2001, 2009 and 2015. Education Past experiences Specialist in Corporate Governance. Career developed as executive, board member, chairman of the board of directors and consultant. Management Advisor certified by IBGC. Mediator accredited to CEDR - Centre for Effective Dispute Resolution, London. Participation in strategic planning processes and organizational restructuring. Member of the People, Remuneration and Governance Committee (since May 2019). Board Member and Lead Independent Director of Granbio Investimentos S.A. (since August 2020). Founding Partner Better Governance Consulting Services S.S. Ltda. (since 2005). Independent Member of the Board of Directors of Vale S.A. (since October 2017) Other current experiences The Board of Directors, together with the Nomination Committee, assessed the nominee’s documents and statements and concluded that the nominee meets the criteria for independence as per the Novo Mercado the Company’s Bylaws.

P. 82 Annual General Meeting of Shareholders 2021 Nomination of candidates directly by shareholders In addition to the candidates proposed above, the Company received from shareholders (i) Geração Futuro L. Par. Fundo de Investimento em Ações, represented by its manager Plural Investimentos Gestão de Recursos Ltda.; (ii) Victor Adler, (iii) Vic DTVM SA, (iv) Tempo Capital Principal Fundo de Investimento em Ações, represented by its manager Tempo Capital Gestão de Recursos Ltda., (v) Argucia Income Fundo de Investimento em Ações, Sparta Fundo de Investimento em Ações – BDR Nível I, Argucia Endowment Fundo de Investimento Multimercado and Dust Fundo de Investimento em Ações – BDR Nível I, represented by its manager Argucia Capital Gestão de Recursos Ltda., (vi) PS Equity Hedge Master Fundo de Investimento Multimercado, RPS Fundo de Investimento em Ações Selection Master, RPS Long Bias Selection Fundo de Investimento em Ações, RPS Prev. Absoluto Icatu Fundo de Investimento Multimercado Master, RPS Sistemático FIA, RPS Total Return Master Fundo de Investimento Multimercado, by its manager RPS Capital Administradora de Recursos Ltda; correspondence dated 03.11.2021, through which they requested, in the form of ICVM 481/2009, the inclusion in the Meeting’s Absentee Ballot and in the Proxy Card for holders of ADRs, the indication of the following candidates: 13 - Marcelo Gasparino da Silva (independent) 14 - Mauro Gentile Rodrigues Cunha (independent) 15 - Roberto da Cunha Castello Branco (independent) 16 - Rachel de Oliveira Maia (independent) Shareholders may include candidates for the Company’s Board of Directors in the Absentee Ballot, provided that the percentage of participation (equivalent to 0.5% of Vale’s share capital) is observed and the other procedures provided for in Art. 21-LI and Art. 21-M of ICVM 481/2009. The Board of Directors assessed the documents and declarations of each of these nominees, submitted under the terms of CVM Instruction No. 481/2009, and concluded based on the material received, that there is no information able to decharacterize them as independent directors.

P. 83 Annual General Meeting of Shareholders 2021 Mr. Mauro Gentile Rodrigues da Cunha Nominee for member of the Board of Directors of Vale S.A. Nominee for vice-chairman of the Board of Directors of Vale S.A. Graduated in Economics from the Pontifical Catholic University of Rio de Janeiro and with an MBA from the University of Chicago, he has more than 27 years of experience in the capital markets and corporate governance. He was Chairman of the Board of Directors of Caixa Econômica Federal between 2019 and 2020. He served from 2012 to 2019 as President of AMEC - Association of Investors in the Capital Markets. Before that, he worked in several asset managers and financial institutions, including Mauá Investimentos, Franklin Templeton (Brazil), Bradesco Templeton, Investidor Profissional, among others. He was also Chairman of the Board of Directors of IBGC - Brazilian Institute of Corporate Governance, and has been participating in boards of publicly-held companies since 1999, including serving on four audit committees, 2 of which are companies listed on the NYSE, 2 of companies without controlling shareholders and having chaired 2 of these committees. Between 2013 and 2015, he was an independent member of Petrobras’ Board of Directors, in the midst of the biggest corporate crisis in Brazilian history. He is a member of the Board of Directors of Eletrobras, brMalls, Totvs and Klabin. Mr. Roberto da Cunha Castello Branco Nominee for member of the Board of Directors of Vale S.A. Nominee for chairman of the Board of Directors of Vale S.A. Economist, Ph.D. in Economics from EPGE/FGV and Post Doctoral Fellow, University of Chicago, Affiliate Professor (Emeritus) at FGV’s Graduate School of Economics. Executive training at Sloan School of Management, IMD and Chicago Booth School of Business. He has been Chairman and Member of the Board of Directors of Petrobras since January 2019. He implemented a transformational agenda aimed at creating shareholder value, with a strategy focused on efficient capital allocation, reducing the cost of capital, low costs, meritocracy, operational security and climate change, accompanied by cultural transformation and digital transformation. In his management, Petrobras recorded total net income of US$ 11.3 billion, operating cash flow of US $ 54.5 billion, investment of US$ 35 billion and debt reduction of US $ 36 billion. The @EVA system was implemented, using digital tools, data and video analytics, artificial intelligence, and robotization to generate value. Assets worth US$ 18.1 billion were divested, with 50 assets in various stages of sale, as well as 550 properties and 50,000 tons of scrap. 14 offices abroad and 15 administrative buildings in Brazil were closed, 1500 commissioned positions were eliminated, and the number of employees was reduced by 23%. The employee’s pension fund and health plan were restructured, the two largest sources of actuarial liabilities. In the social area, activities were concentrated on socio- environmental actions and education. Commitments were made to significantly reduce carbon emissions and increase carbon capture and water reuse for 2030 A The company overcame the enormous challenges posed by the global recession and the pandemic in 2020 with oil and natural gas production records and oil and fuel oil exports, new global benchmark for operational security in the oil industry, lower oil extraction costs in Petrobras’ history, lower general and administrative expenses in the last 10 years and record free cash flow of US$ 22.1 billion. His main skills are leadership and strategy, people management, applied economics and finance, M&A, capital markets, and corporate governance. He has extensive knowledge of the mining and metals, oil and natural gas businesses. He was director of Vale S.A., Central Bank of Brazil, executive director of Banco Boavista, Banco Boavista de Investimento and Banco Inter Atlântico, Chief Executive Officer of IBMEC, and Director of the Center for Studies in Economic Growth and Development at FGV. He was a Member of the Board of Directors of Petrobras (2015-2016), Invepar (2017-2018) and GRU Airport (2018). He was Vice President of the Brazil-Canada Chamber of Commerce, director of AMCHAM Rio, member of ABRASCA and IBEF and member of the Board of Trustees of FGV. For further information on this nominee, please access materials available in the Management Proposal and at www.vale.com/investidores. For further information on this nominee, please access materials available in the Management Proposal and at www.vale.com/investidores.

P. 84 Annual General Meeting of Shareholders 2021 Mr. Marcelo Gasparino da Silva Nominee for member of the Board of Directors of Vale S.A. Lawyer graduated at the Federal University of Santa Catarina and Specialist in Corporate Tax Administration at ESAG. Executive training in mergers and acquisitions at the London Business School, and at the CEO FGV (IBE/FGV/IDE). Professor at Fundação ENÁ – Government School for certification of administrators of state-owned companies and mixed-capital companies. In the last 10 years, he has served as an independent board member in publicly-held companies, with more than 30 terms, with 5 years as Chairman of the Board of Directors. He has been Chairman of the Board of Directors of ETERNIT since 2017, Member of the Board of Directors of VALE since 2020, of CEMIG since 2016 and member of the Fiscal Council of PETROBRAS since 2018. With passages in the industries of mining and steel, oil & gas, petrochemical, logistics, generation, transmission and distribution of energy, natural gas distribution, steel transformation, basic industry, civil construction, roofing for civil construction including photovoltaic generation, storage and basic sanitation acquired competences, abilities and knowledge, skills that allow to contribute in the most diverse subjects and strategies that are dealt with in the councils that he participates, such as turnaround, ESG, capital structure, merger & acquisitions, sale of non-core assets, financial restructuring of companies in crisis, including judicial recovery, executive succession, highly complex legal issues and leadership in facing global impact crises such as COVID-19. He is a Member of the Board of Directors certified by the Brazilian Institute of Corporate Governance – IBGC since 2010. He started his executive career as Legal and Institutional Director of CELESC (2007-2009); He was Chairman of the Board of Directors of USIMINAS during the height of the 2015-16 economic crisis in the midst of the greatest Brazilian corporate conflict, with its shares reaching R$ 0.85 in January 2016 and exceeding R$ 4.00 in April, after important action by the Board. In April 2017, he became the Chairman of the Board of Directors of Eternit to lead its turn around with the election of a new executive board, but in the same year the Company suffered a major setback in a legal issue that banned the use of Chrysotile Asbestos in Brazil, and which ended up dredging it into a Judicial Reorganization Process starting in 2018. Leading the board at the complex moment, he helped Eternit look for a new business in the photovoltaic energy area, launching the Eternit Solar and Tégula Solar photovoltaic tiles, including a product with technology and innovation in its portfolio. In 2020, ETER3 was one of the three shares that most valued at B3, and its results, after 5 losses, had the following highlights: a. People-care and maintenance of jobs; b. Net Earnings of R $ 158.7mm; c. Net Revenue with a 40% growth; d. Gross Margin of 33%; e. Net cash of R$ 14.8mm. Eternit will finish its judicial reorganization in 2021. He was a member of the Boards of Directors of Bradespar (2015-16), Battistella (2016-17), Casan (2019), Celesc (2011-14 and 2018-19), Eletrobras (2012-14 and 2016), Eletropaulo (2016-18), Gasmig (2020-21), Kepler Weber (2017-20) Tecnisa (2012-14) and Usiminas (2012-16). He was a member of audit committee of AES TIETÊ (2013-14), BRADESPAR (2014-15) and BRASKEM (2018-19). Since 2004, its launch, it is the oldest External Consultant of the Innovare Award (http://www.premioinnovare.com.br/). He practiced law for 15 years, from 1995 to 2010. For further information on this nominee, please access materials available in the Management Proposal and at www.vale.com/investidores.

P. 85 Annual General Meeting of Shareholders 2021 Mrs. Rachel da Oliveira Maia Nominee for member of the Board of Directors of Vale S.A. Founder and CEO of RM Consulting, focus on S of ESG and Leadership. Rachel O. Maia, former CEO of Lacoste S.A (Brazil). She started her career as a senior financial controller at 7-Eleven, where she developed her analytical and leadership skills as a junior manager. Rachel then served as a senior business controller at Novartis Pharmacy. At Tiffany & Co., Rachel led the company’s entry into the Brazilian market and managed all financial aspects of Tiffany’s growth as a CFO in Brazil. After establishing Tiffany & Co. as the market leader in Brazil, Rachel was hired to lead the expansion and growth of the Danish brand Pandora. As CEO of Pandora Brasil, Rachel led the company’s growth from two points of sale to more than 92 over a period of eight and a half years. As a black CEO, Rachel represents less than 1% of Brazil’s CEOs and inspires many women and people of color in Latin America. Rachel is graduated in accounting from Centro Universitário FMU and has an MBA from Fundação Getulio Vargas (FGV). Rachel also completed the Negotiation and Leadership course through the Harvard Business School Executive Education Program and general management training at the University of Victoria in British Columbia, Canada. Rachel is a member of the General Council of the Danish Consulate and the Danish Chamber of Commerce, as well as a member of the Committee of the President of the American Chamber of Commerce, the Institute for the Development of Retail, the Group of Brazilian Women and the Economic and Social Committee of Development. Rachel is a proud mother to a beautiful young lady and a lovely boy and mentor to countless women. Among her favorite activities is reading and staying with her daughter. She also dedicates her time to social impact, having volunteered for 8 years for needy families in many of Brazil’s most challenged regions and the Society of Vincentians. Rachel recently founded a non-profit organization, CAPACITA-ME, which trains students and professionals from underprivileged communities in São Paulo. For further information on this nominee, please access materials available in the Management Proposal and at www.vale.com/investidores.

P. 86 Annual General Meeting of Shareholders 2021 Elect the members of the Fiscal Council The Fiscal Council is a permanent body, formed by 3 to 5 members, who shall remain in their positions until the first Annual Meeting of Shareholders after their election. The election of the members of the Fiscal Council shall comply with the provisions of the legislation in force and of Vale’s Bylaws. After the resignation of the member of the Fiscal Council nominated by the Brazilian Federal Union, in September 2020, Mr. Bruno Funchal was elected as fiscal council member until April 2021. The Fiscal Council met 10 times in the 2020 fiscal year, after taking office, with an attendance rate of 100%. During fiscal year 2020, the Fiscal Council acted mainly in examining the financial statements and balance sheets, proposals sent by the Board of Directors to the Annual General Meeting, Item III mainly those related to dividend distribution, investment plans, transformation, incorporation, merger or spin-off – in addition to evaluating the Company’s financial and accounting controls and supervising the work of the External Auditor, among other activities relevant to its statutory and regulatory duties. It is worth differentiating the role of the Fiscal Council and the Audit Committee. The fiscal council is a body that is not subordinate to the executive management or the Board of Directors. Due to its specialization and independence it aims to strengthen controls and bring greater security to shareholders, being an auditor of last instance of the management acts, and the effectiveness of the exercise of this role is linked to the strictness of the shareholders in the choice of its members.

P. 87 Annual General Meeting of Shareholders 2021 Audit Committee Fiscal Council Description Advisory body of the Board of Directors, to be established pursuant to Vale’s Bylaws and the listing rules of the Novo Mercado segment of B3. Separate and independent body contemplated in the Brazilian corporate law to oversee the activities of the company’s Board of Directors and the executive officers. Members Appointed by the Board of Directors. As Brazilian law does not permit the full Board to delegate its powers to a committee, it has advisory duties. Members are elected directly by the shareholders and report directly to the shareholders. Attributions (non-exhaustive) • Giving an opinion on the appointment and destitution of the company’s independent auditor. • Reviewing the company’s interim and annual financial statements. • Monitoring the internal auditor and the company’s internal controls. • Assessing, monitoring and making recommendations to management with respect to the improvement of company’s internal policies. • Having appropriate means to receive and treat information relating to violation of legal requirements, regulations and internal policies by the company, including means of protecting confidentiality of the complaint. • Overseeing the activities of the members of the Board of Directors and management and monitoring their compliance with its duties and responsibilities. • Giving an opinion on the Annual Management Report and adding any additional information deemed relevant to the general shareholders’meeting. • Giving an opinion on Board and management’s proposals submitted to the general meeting of shareholders, relating to the Company’s capital structure. • Reporting to the appropriate corporate bodies of the company any fraud, crime or urgent and relevant information. • Reviewing the company’s interim and annual financial statements. Fiscal Council Nominations To date, we have received the following nominations for sitting and alternate members of the Fiscal Council, appointed by ordinary minority shareholders, to request the voting process provided for in article 161, paragraph 4, paragraph “b” of Law 6404/76. In accordance with article 10 of CVM Instruction 481/2009 and the guidelines contained in Circular Letter CVM / SEP / N ° 02/2021, shareholders can request the inclusion of nominations in the absentee ballot. The table below shows information on the candidates nominated for election/ reelection to the positions of members of the Fiscal Council. Information on the nominees and alternate candidates recommended to compose the Fiscal Council, in accordance with CVM rules (items 12.5 to 12.10 of the Reference Form), is available on Vale’s Investor Relations website. Fiscal Council Nominees Age Member of Vale’s Fiscal Council since Other Fiscal Councils of publicly-traded companies Nominated by the shareholder Cristina Fontes Doherty 55 April 2019 1 Previ Marcelo Amaral Moraes 52 April 2004 3 Bradesco Marcus Vinícius Dias Severini 63 April 2017 2 Mitsui Raphael Manhães Martins 38 April 2015 1 Geração Futuro, Victor Adler, Tempo Capital, Sparta Fundo de Investimentos, Argucia Capital, RPS Capital

Annual General Meeting of Shareholders 2021



Cristina
Fontes Doherty

+25 years of experience in Corporate Finance, Business Development, Equity Management, Business Valuation and Mergers, Company Acquisitions and Divestments, experience in large national and multinational companies. Certified by the Brazilian Institute of Corporate Governance (IBGC), able to exercise the role of advisor.

Education

- Bachelor's degree in Economics from Faculdade Cândido Mendes, RJ.
- MBA in Strategic Business Management from USP-SP (2004).
- MBA in Finance from IBMEC-RJ (1996).

Member of the Fiscal Council of Vale S.A. (since 2019)

Past experiences

- At Vale SA, worked for more than 25 years in various functions, such as: General Manager of Participation Management, responsible for Participation Management and Corporate Governance (2013-2016) and Business Development and Planning of the Steel Department (2005- 2012).
- Alternate member of the Fiscal Council of Invepar Holding, term 2019/2020.
- Member of the Board of Directors at Vale Oman Pellet Plant, from September 2013 to July 2016.
- Member of the Finance and Operations Board of California Steel Industries (CSI), from July 2013 to July 2016.
- Alternate member of the Board of Directors of the former ThyssenKrupp Companhia Siderúrgica do Atlântico - TKCSA (currently Ternium) and Companhia Siderúrgica do Pecém (CSP), until July 2016.



Marcelo
Amaral Moraes

Education

- Bachelor's degree in Economics from the Federal University of Rio de Janeiro.
- MBA from COPPEAD, Federal University of Rio de Janeiro.
- Postgraduate degree in Business Law and Arbitration from Fundação Getúlio Vargas.

Member of the Fiscal Council of Vale S.A. (since 2004)

Other current experiences

- Member of the Fiscal Council of Ultrapar Participações S.A. (since May 2019).

  Member of the Fiscal Council of Gol Linhas Aéreas S.A. (since May 2018)

  Member of the Fiscal Council of Linx S.A. (since May 2018).

  Member of the Fiscal Council of Aceco TI S.A. (since March 2016).

  Member of the Board of Directors of CPFL Energia S.A. (since April 2017).

  Member of the Board of Directors of Eternit S.A. (since April 2016).

Experiências passadas

- Managing Director of Capital Dynamics Investimentos Ltda., from 2012 to 2015.
- Executive Director of Stratus Investimentos Ltda., between 2006 and 2010.
- Observer member of the Board of Directors of Infinity Bio-Energy S.A. between 2011 and 2012.

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Annual General Meeting of Shareholders **2021**



Marcus Vinícius
Dias Severini

Education

- Graduated in Accounting Sciences from UniverCidade.
- Graduated in Electrical Engineering from Universidade Federal Fluminense.
- Specialization in Economic Engineering from UniSUAM.

Member of the Fiscal Council of Vale S.A. (since 2017)

Other current experiences

- Member of the Audit Committee of Fundação Vale de Seguridade Social - Valia, since january 2019.

Past experiences

- Controller of Vale S.A. between 1994 and 2015.
- Member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia S.A., from April 2015 to April 2018.
- Member of the Fiscal Council of BRF S.A., from April 2015 to April 2019.

Raphael
Manhães Martins

Education

- Graduated in Law from the State University of Rio de Janeiro - UERJ in December 2006.

Member of Vale's Fiscal Council (since April 2015)

Other current experiences

- Partner / Lawyer at Faoro Advogados, a law firm (since 2010).
- Member of the Fiscal Council of Oi S.A., a telecommunications company (since 2019).
- Member of the Board of Directors of Eternit S.A. (since 2015), a publicly traded company in the construction materials sector.
- Member of the Board of Directors of companies of Grupo JHSF Participações S.A., a holding company in the real estate business (since 2019).

Past experiences

- Member of the Fiscal Council of Light S.A. (from 2012 to 2013 and from 2014 to 2018), a publicly-held company in the electric power industry, where he also held the position of Member of the Board of Directors (from 2018 to 2019).
- Member of the Board of Directors of Condor S.A. Industria Química (from 2017 to 2019), a security company.
- Member of the Board of Directors of Fibria Celulose S / A (from 2016 to 2017), a company in the field of forest cultivation.

P. 89

P. 90 Annual General Meeting of Shareholders 2021 As a global company, Vale knows that attracting the best professionals, retaining talent, motivating and involving professionals who occupy strategic positions, especially Statutory Officers, Members of the Board of Directors and Committees, are a critical challenge for the Company’s success at all times. Therefore, the market is always a reference, within a global perspective, as well as the vision of aligning the organization’s long-term success with its management’s compensation policies and practices. Vale considers, among other elements, such as its long-term strategy, the remuneration policies and practices adopted by the main mining companies, as well as other large global companies from other industries. That said, the annual compensation proposal is prepared based on these market principles, also taking into account the responsibilities of each member, their skills and professional reputation and the value of their services in the market. It also considers the market practices in the localities where the Company operates, its alignment with the short- and long-term strategy, its return to shareholders and the sustainability of its business. The compensation proposals and policies are prepared with the support of the Committee of People, Compensation and Governance (“CPG”), composed of four members of the Board of Directors, one of them independent and specialized in corporate governance. CPG is the guardian of the governance of the Company’s compensation programs and values the weighted contribution of shareholders. In view of a CPG recommendation, the company held a consultation with investors about the compensation of its executives and what is proposed is a result of this listening process. Determine the compensation of the administrators and members of the Fiscal Council for 2020 Item IV Practices and Governance in Compensation

P. 91 Annual General Meeting of Shareholders 2021 Once the total compensation is approved at the Annual Ordinary Shareholders’ Meeting, it is the responsibility of the Board of Directors, with the support of the People, Compensation and Governance Committee, to distribute it among the Executive Officers and the Advisory Committees to the Board. CPG seeks to work for the evolution of the Company’s compensation programs and values the contribution of shareholders. One of the main pillars of the design of the compensation proposal is the establishment of goals linked to the Company’s sustainable performance and returns to its investors. In the last two years significant advances have been made in aligning executive compensation with the best governance practices and in generating future value. The Malus and Clawback rules were adopted, whereby, through facts or events of exceptional gravity, variable compensation may be eliminated, reduced or even returned by the executive to the Company. The minimum shareholding position requirement for executives was also implemented. ESG targets were included in the long-term share- based program for all executives participating in the program. In addition, the mix of the total compensation package has been revisited, in order to proportionally increase the weight of elements based on long-term value generation, while the metrics related to short-term incentives have become more important regarding critical elements for achieving business strategies, namely: risk management, Health & Safety, sustainability, productivity, operational discipline through the implementation of Vale’s management model – VPS and cultural transformation. Elements of compensation for the Board of Directors, Committees and Fiscal Council Board of Directors Board Committees and Advisory Committees Fiscal Council 1. 2. 3. Members receive a fixed monthly compensation, while the only alternate member receives the fixed compensation when there is participation in a meeting of the Board of Directors, replacing the member elected by the employees. The compensation considers exclusively the payment of a monthly installment (fee) within the scope of responsibility attributed to each Committee and Advisory Committee of the Company. Fees for sitting members are equivalent to 10% of the Statutory Officers’ average fixed compensation. There is no bonus or variable compensation.

P. 92 Annual General Meeting of Shareholders 2021 Compensation of the Board of Directors Fixed Compensation Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fee), with the purpose of remunerating the services of each member of the Board, within the scope of the responsibility assigned to the Company’s Board of Directors. The only alternate member of the Board of Directors shall be compensated only for each meeting to which he/she attends, instead of the sitting member elected by the employees, in the amount of 50% of the compensation awarded to the sitting member elected by the employees. Direct and Indirect Benefits: Directors are not entitled to direct and indirect benefits. Participation in Committees: From 2018, sitting members of the Board of Directors who are also members of a Committee will receive additional monthly compensation, limited to two Committees. Fixed Compensation Base fee: The compensation consists, exclusively, of the payment of a monthly amount (fee), with the objective of remunerating the services of each consultant, within the scope of responsibility attributed to each Board Committee of the Company. Specifically, for members of the Independent Extraordinary Advisory Committees (CIAEs), the monthly amount may vary according to time worked in each month. The compensation of Committee members is defined by the Board of Directors. Compensation of the Fiscal Council Fixed Compensation Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fee), with the objective of remunerating the services of each member of the Fiscal Council, within the scope of the responsibility assigned to the Fiscal Council. The Fiscal Council’s compensation corresponds to 10% of the average compensation of the Company’s Statutory Officers. In the event of vacancy, the sitting member shall not be compensated, while the alternate member shall be compensated only in cases where he/she carries out activities due to vacancy, impediment or absence of the respective sitting member. Direct and Indirect Benefits: Members of the Fiscal Council are not entitled to direct and indirect benefits. Compensation of Extraordinary Committees In February 2020, the Committees for Investigation and Support and Reparation delivered their reports and were discontinued, while the Independent Extraordinary Advisory Committee for Dam Safety was maintained for another year and will be discontinued in April 2021.

Annual General Meeting of Shareholders 2021

1. CIAE[1] for Support and Reparation

2. CIAE[1] for Investigation

3. CIAE[1] for Dam Safety

Compensation comprises the payment of a fixed monthly installment (fee) within the scope of responsibility assigned to each Committee. The monthly fee may vary according to time worked in the month, respecting the minimum and maximum amounts previously established. The Support and Reparation and Investigation committees had works concluded in February 2020. The Dam Safety committee will remain active until April 2021.

There is no bonus or variable compensation

1 - Independent Extraordinary Advisory Committee

Elements of compensation of Statutory Officers

Vale has evolved with the relevance of variable and long-term compensation in recent years, as shown below:

	Chief Executive Officer				Other Officers				
	2018	2019	2020	2021	2018	2019	2020	2021	Rationale
Fixed compensation	25%	27%	19%	12%	33%	33%	31%	31%	Attract and retain executives with experience and skills consistent with the scope and responsibility of the position
Annual bonus	32%	33%	24%	20%	33%	33%	31%	31%	Acknowledge the executive's participation in the year's result, encouraging him to overcome challenges, achieve sustainable results and manage risks effectively.
Long-term incentive	43%	40%	57%	68%	34%	34%	38%	38%	Promote long-term retention and commitment of executives, with creation of sustainable value.

In addition to the above elements awards, bonuses or other payments may be approved by the Company's Board of Directors, in line with the performance presented by the executives, future challenges, the Policy for the Executive Board's Compensation and limited to the annual amount of overall compensation approved.

Fixed Compensation

Base fee: this is the monthly fixed fee, which aims to attract and retain executives with experience and capacity compatible with the scope and responsibility of the position assigned to them in the Company's management. These components are not associated with Vale's performance.

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P. 94 Annual General Meeting of Shareholders 2021 Direct and Indirect Benefits: Executives are entitled to a benefits package compatible with market practices, which includes medical, hospital and dental care, supplementary pension plans and life insurance. The benefits, in addition to being in line with market practices, are intended to support executives and their dependents in key areas, such as healthcare and housing. Participation in Committees: Executives are not entitled to compensation for participation in executive committees. Variable compensation Annual bonus: it is the variable short-term compensation, which remunerates the executive according to the performance achieved considering challenges that have been established for the year. It is calculated based on the results of the Company and the achievement of collective and individual goals, derived from the strategic planning and the annual budget approved by the Board of Directors. The main objective is to stimulate the delivery of strategic priorities, ensure competitiveness with the market, and focus on social and environmental issues, in addition to acknowledging the role of the executive in the Company’s performance. Short-term variable compensation is based on performance goals of different natures, which are an important management tool and have been increasingly relevant to the evolution and implementation of the Company’s main strategic plans. It is associated with economic and financial, health and safety, sustainability and strategic goals. Long-Term Incentive - Virtual Shares Plan (VSP): it is one of Vale’s long-term variable compensation programs, and directs management efforts to create Vale’s sustainable and long-term value, aligning executives’ focus to shareholders’ vision and encouraging retention and performance. In this program, the compensation is based on units of virtual shares and is linked to the Company’s relative performance against other large mining companies and similar pairs (80%) and absolute performance through ESG metrics (20%). As variables for calculating the number of virtual shares to be granted to each executive, (i) the historical price of shares issued by Vale in the last 60 trading sessions of the year preceding the beginning of the cycle, weighted by the volume of shares traded, (ii) the executive’s fee at the end of the year preceding the beginning of the cycle, and (iii) the reference value for VSP, which varies depending on the level and location of the participant. From the cycle that begins in 2021, management proposes to the Meeting the approval of VSP payment in shares. The VSP payment metrics consist of: 1. With 80% weight - Total Shareholder Return (TSR) in relation to the group of peer companies, taking into account the businesses and regions where Vale operates and the influence of fluctuations in the Brazilian market. If Vale is in first place in the ranking of companies (P100 percentile), the amount of compensation is increased by 50%; if Vale is in P25 (first quartile) or below, there is no payment; and for Vale’s interim positions in the companies’ ranking (between P25 and P100), it is paid according to performance, which can vary between 10% and 150% of the value, as follows:

P. 95 Annual General Meeting of Shareholders 2021 2. With 20% weight- ESG metrics associated with health, safety and sustainability, having been included from the cycle started in 2020 (with payment to be made in 2023), further reinforcing Vale’s concern with the topics and demonstrating the Company’s commitment and focus on long-term sustainable development and excellence in issues related to ESG practices. Health and safety metrics (10%) aim to promote the effective management of high-potential, recordable accidents and injuries, considering fatalities or changed lives, enabling Vale to deal with risks more efficiently, in addition to monitoring actual frequency and severity of accidents. This marks a critical shift in the focus of indicators, moving from a reactive to proactive approach. The Sustainability metric (10%) is based on Vale’s 2030 commitments, which cover: Reduction of greenhouse gas emissions in accordance with the Paris Agreement. 100% global self-production of clean energy. 10% reduction in new water uptake. Recovery and protection of 500,000 ha of degraded land beyond Vale’s limits. Socioeconomic contribution to health, education and income generation. Elimination of the main ESG gaps in relation to best practices. Ranking Performance factor 150% 1st place 70% 3rd place 0% 6th place 100% 2nd place 10% 5th place 40% 4th place 0% 7th place Group of peers focused on mining: Anglo American. BHP, Freeport, Glencore, Rio Tinto, Alcoa and South32.

P. 96 Annual General Meeting of Shareholders 2021 Virtual Action Plan Previous 2020+ TSR 100% 80% Total Return to Shareholder in relation to peer group ESG Indicators - 20% Health and Safety Metrics (10%) and Sustainability based on Vale's 2030 commitments (10%) Payment Conditions If Vale is below the 5th position in the TSR ranking, there will be no payment. History of results in the latest VSP payments Year of payment (January) 2019 2020 2021 VALE3 Price Average of the last 60 trading sessions of the year prior to payment 54.28 49.73 71.72 TSR metric Position in raking 2018 Cycle Not applicable 7th place 3rd place 2017 Cycle 2nd place 3rd place 5th place 2016 Cycle 4th place 4th place Not applicable 2015 Cycle 1st place Not applicable Not applicable Performance factor 2018 Cycle Not applicable 40% 70% 2017 Cycle 125% 100% 100% 2016 Cycle 85% 85% Not applicable 2015 Cycle 150% Not applicable Not applicable Currently, the VSP award is made in cash, at the end of the three-year cycle. As proposed to the General Meeting, as from the 2021 concession, if approved by the shareholders, the VSP will have the following adjustments: (i) will be paid in the form of shares issued by the Company (“Real Shares”) (and no longer in cash), and (ii) will start to make additional payment (virtual dividends) at the end of the cycle, based on (a) the amount to be paid per share in the distribution of dividends or interest on capital by Vale to its shareholders during the period of the cycle and (b) the number of share units initially granted to executives, multiplied according to the program’s final performance factor. Such adjustments strengthen the sense of ownership and the engagement of executives, in addition to aligning their actions with the interests of shareholders. Long-Term Incentive - Matching Program: is one of the long-term variable compensation programs; although it is voluntary for eligible leaders, participation and retention of shares is mandatory for Statutory Officers. To comply with the program, the Statutory Officers must use their own resources to acquire common shares issued by the company (through the purchase in the market or the use of shares that the executive already owns, detached from current cycles) and keep them in their possession for at least the three-year cycle, observing the Stock Ownership Guidelines (SOG) or Mandate of Share Ownership. After the three-year cycle, the executives who are still in the Company and own these shares receive the program award, of at least the same number of shares originally acquired. The inclusion of 20% of ESG indicators in the program’s performance metrics is more aggressive than the benchmarking carried out with Vale’s peers, who have, on average, 10% of these indicators as a metric for long-term incentives.

P. 97 Annual General Meeting of Shareholders 2021 As a result of a strategy review and the search for continuous improvement of our compensation programs, which included listening to investors, researching the external market and analyzing data on various performance metrics, Vale continued to advance in its compensation practices, aiming at increase competitiveness and alignment with shareholders, in addition to supporting cultural transformation. From an organizational point of view, the Company’s decision was to readjust the structure of the Executive Board for 2021, aiming at greater alignment with the company’s strategy, equaling the level of responsibility and accountability, reinforcing Vale’s commitment to the evolution of its Corporate Governance, through the standardization of contractual conditions for executives, alignment and clarification of responsibilities, creation of new positions and reorganization of remaining positions, as follows: Evolution in executive compensation • Reorganization of the former position of Executive Officer of Sustainability and Institutional Relations, promoting an even greater focus on the ESG agenda: segmentation between Executive Officer of Institutional Relations and Communication and Executive Officer of Sustainability, including the hiring of a new statutory officer; • Creation of a new position of Executive Officer of Strategy and Transformation, including the hiring of a new statutory executive; • Migration of two positions that were subordinated the Brazilian Labor regime - CLT to the statutory regime, becoming Legal and Tax Executive Officer and Executive Officer of People, for whom the current officers will remain. Below, we show the evolution of the number of statutory Officers and their total compensation from 2018 to 2021: 2018 2019 2020 2021 Total N. of members 6,00 6,91 6,35 9,48 Average compensation (net) 24,466,778 11,487,561 23,836.573 18,709,507

Annual General Meeting of Shareholders **2021**

In addition to the changes in the organizational structure that will occur in 2021, Vale has been advancing in changes to its executive compensation policy. We present in the table below, a comparative summary of the evolution of the Compensation policy, comparing the practices in 2018 and the scenario of 2021.

Component	Policy in 2018	Policy in 2021
Fixed Compensation		
Adjustments	Annual adjustment on fixed values, carried out based on the variation of the IPCA index of the previous year.	Recommended adjustment based on market analysis, performance evaluation and meritocracy.
Annual Bonus		
Short-term Compensation	Collective goals with a greater focus on financial results.	• Greater relevance to collective goals related to critical objectives for Vale: Health, Safety, Sustainability, Risk Management, People, Management Model and Productivity. • Areas of Health, Safety, Geotechnics, Reparation and Compliance without goals linked to financial results and production of the company in its variable compensation.
Long-Term Incentive		
VSP	• 4-year vesting, with installment awards throughout the cash cycle, based on partial results. • Only one performance indicator (TSR). • Does not include payment related tothe distribution of dividends.	• 3-year vesting, with awards at the end of the cycle after the calculation of performance factors. • Inclusion of indicator (HSEC/ESG - 20%), in addition to the previous one (TSR - 80%). • Granting in shares (subject to approval in AGO/AGE 2021). • Inclusion of payment of virtual dividends at the end of the cycle, after the application of the performance factor (TSR and ESG), subject to the approval by the 2021 AGM/EGM.
Matching	Does not include payment related to the distribution of dividends on shares (company's part).	Payment of virtual dividends on shares (company's part) whenever dividends are distributed by Vale to shareholders.
Stock Ownership Guidelines (SOG)	Not applicable.	The executive shall increase their ownership interest and retain ownership of the shares equivalent to at least 36 times the fee for CEO and 24 times for other Executive Officers.
Total Compensation		
Compensation Mix	Mix of compensation with equal percentages between fixed installment, short-term and long-term for Executive Officers and slightly more concentrated in the long-term for the CEO.	Increase of long-term components for CEO and Executive Officers, with the objective of greater alignment with international market practices and shareholder interest.

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P. 99 Annual General Meeting of Shareholders 2021 Component Policy in 2018 Policy in 2021 Termination Policy Indemnification Number of monthly base fees previously fixed for the CEO and for all Executive Officers equally. Number of monthly base fees varies for each executive, individually, according to the resolution of the Board, respecting the pre-set interval. Non-Competition Number of monthly base fees previously fixed for CEO and Executive Officers in the same way with automatic commitment at the time of termination. Monthly base fee number varies for each executive, individually, according to the resolution of the Board, respecting pre- set interval, and application is defined by resolution of the Board at the time of termination. LTI’s Settlement Current Matching and VSP cycles are settled at the time of termination, based on partial results. Current matching and VSP cycles are settled on the official termination date (vesting), of Executive Officers, based on actual results. Performance Evaluation Performance Evaluation Targets with some discretion of the Board for awarding part of the note, which could result in an impact on compensation. 360 degrees evaluation for the CEO and 180 degrees for Executive Officers, which result in individual actions of impact on compensation, valuing meritocracy and pay-for-perfomance. Práticas de remuneração Malus Not applicable. In 2019, the Malus clause was implemented, when the Board of Directors deliberates on reducing or eliminating variable compensation payable, under certain conditions. Clawback Not applicable. Implementation of the Clawback clause, allowing the Board of Directors to deliberate on the return of variable compensation amounts already paid, under certain conditions. Benefits Health Care Full medical reimbursement, no limit set. Full medical reimbursement, with a pre-set limit. Private Pension Executive participation: with 100% refund by the company. Executive participation: with 80% refund by the company

P. 100 Annual General Meeting of Shareholders 2021 Detailing the main improvements in the Executive Compensation Policy ESG (Environmental, Social and Governance) - Vale has sought to give more and more focus on ESG-related topics which has brought a lot of interest and questions from the main international investors. Some examples of initiatives already implemented for the Executive Board: • Reorganization of Vale’s Executive Board structure to create a new position focused, specifically, on Sustainability, bringing even more focus, importance and thematic prioritization within the company; • ESG gap agenda and the long-term action plan, aiming at eliminating the main gaps identified and the evolution of the indices related to the topic, which reflect Vale’s current practices; • Short-term goal panels, with an impact on the Annual Bonus payment, already have ESG metrics (both general and specific goals), involving themes of health, safety, risk management / HIRA as well as sustainability goals related to performance in greenhouse gas emissions and evolution in the implementation of processes of the social performance model; • The performance factor of one of the Long-term Incentive (LTI) programs (VSP) already has ESG metrics related to the dimensions of health, safety and sustainability, including the action plan to eliminate the main ESG gaps in relation to the best market practices; • Recognition of advances in ESG by rating agencies such as Fitch Ratings, Moody’s and Sustainalytics and during the application for the DJSI 2020 (Dow Jones Sustainability Index). All of Vale’s efforts to evolve with the ESG agenda have been widely communicated, on the ESG Portal which brings our entire approach, strategies, short and long-term commitments, in addition to the 2030 action plan. The leadership is fully engaged to address the ESG gaps and continue to intensify Vale’s results on the subject.

P. 101 Annual General Meeting of Shareholders 2021 Annual Bonus • In 2020, short-term compensation, in addition to being aligned with Vale’s ambition to be a leader in low-carbon mining, included Risk Management element for all employees of the Company, with 10% weight linked to this initiative. • Vale has presented an evolution in the relevance of the goals associated with Health, Safety, Sustainability and Risk Management from 2018 to date, as shown below: • For 2021, there was the inclusion of collective Productivity goals (weight 5%), Vale Management Model - VPS (weight 10%) and Cultural Transformation (weight 10%) for senior leadership. • Areas of Health, Safety, Geotechnics, Reparation and Compliance without goals linked to financial results and production of the company in its variable compensation. This measure represents Vale’s focus on Risk Management as a priority, leaving employees in these areas fully involved in the mission of reducing and mitigating operational risks, without suffering the impact of financial results. These aspects must not pose conflict of interest to our employees or the people directly involved in this work. The details of the goals and distribution of weights for 2021 can be found in the item Analysis and discussion on compensation of Statutory Directors in this manual. Stock Ownership Guidelines (SOG) - In 2019, the requirement of a minimum shareholding position was introduced, according to which the statutory executive must accumulate and maintain, through the share-based compensation programs, ownership of Vale’s shares. The other weights are distributed among other collective and individual goals. Evolution of weights collective goals Health & Safety Sustainability Risk Management 2018 2019 2020 2021 15% 10% 10% 10% 10% 10% 10% 10% 10% 10%

Annual General Meeting of Shareholders 2021

Stock Onwership Guidelines (SOG) - Mandatory ownership of shares issued by the Company

CEO: at least 36x the monthly base fee

Diretores Executivos: at least 24x the monthly base fee

The executives will be able to achieve this level of participation throughout their terms of office, and will not be able to trade the shares before the minimum value is reached.

Compensation mix - closer to the interests of shareholders and the profile of the international executive market, which has greater focus and relevance in the components of long-term variable compensation, through concessions aligned with individual performance. This adjustment of the compensation mix is also the result of the developments of the annual executive performance evaluation process.

We present in the charts below the evolution of the composition of the Total Compensation package for the CEO and Executive Officers:


CEO
Evolution Mix Total Compensation
Fixed
Annual bonus
Long-term Incentives (LTI)
43%
40%
57%
68%
32%
33%
24%
20%
25%
27%
19%
12%
2018
2019
2020
2021


Executive Officers
Evolution Mix Total Compensation
Fixed
Annual bonus
LTI
34%
34%
38%
38%
33%
33%
31%
31%
33%
33%
31%
31%
2018
2019
2020
2021

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P. 103 Annual General Meeting of Shareholders 2021 Performance evaluation - the process is more complete and with individual actions to impact compensation, valuing meritocracy and pay-for-perfomance. In 2020, the Individual Performance Evaluation process was reformulated, recounting procedural improvements (evaluations being made 100% online and in anonymous format), implementation of a broader concept (360º for CEO and 180º for Executive Officers) and the inclusion of Behavioral Performance Factor (BPF) with direct impact on the Annual Bonus, leveraging or reducing the amount to be paid for the performance presented in the year. As developments of the evaluations, in addition to the BPF of the Annual Bonus, meritocracy and differentiation actions of executives who present better performance can be implemented, as well as feedback and development actions, for executives with performance lower than expected. The assessment process is based on the key behaviors defined for all the Company’s leadership and comes to reinforce the search for better performances (pillars of differentiation and meritocracy) and stimulate the evolution and cultural transformation desired by Vale. The behaviors assessed relate to safety and risk management, transparency in dialogue, development and empowerment of people, collaboration and full responsibility, which are today the main aspects that the company seeks to prioritize in its management structure. Key Steps in the Performance Assessment Process • 360º assessment for CEO: self-assessment, evaluation by direct subordinates and evaluation by superiors (Board of Directors); • 180º assessment for Executive Officers: self-assessment, peer evaluation and evaluation by the immediate manager (CEO). Self-assessment Self-assessment Assessment by peers Assessment by direct reports Assessment by direct leader Assessment by Board members Final decision by the Board’s collegiate Final decision by the Board’s collegiate Actions of differentiation/ merit and impact on bonus Actions of differentiation/ merit and impact on bonus

P. 104 Annual General Meeting of Shareholders 2021 Termination Policy - Revision of the statutory termination package, for implementation as of 2021: • Adjustment of the amounts paid as indemnification and non-competition and establishment of more discretion for the Board of Directors to decide whether or not to apply the non-competition rule for each executive. The adjustments allow the Company to establish indemnifications compatible with the complexity of the position, maturity of the executive in the function and performance in the conduct while seeking results, replacing the previously defined fixed multiples and in a similar way to all, besides conferring more decision liberality for the Board. • Change in the payment format of long-term variable compensation programs that are in force at the time of termination of the executive, which will be paid only at the momento of the vesting of the cycles and based on the official results obtained (share price and performance metrics), and no longer at the time of termination based on partial results. Malus e Clawback - In 2019, the Malus rule was implemented and, in 2020, the Clawback rule was approved as a complement to Malus for implementation from 2021. The adoption of such rules allows, through facts or events of exceptional gravity, the Board of Directors to decide to eliminate, reduce or even obtain the return, fully or in part, of the variable compensation provided for payment or installments already paid to executives. Malus Clawback Possibility of eliminating or reducing, fully or partially, the variable remuneration already provided for payment. Possibility of requesting the executive to refund, fully or partially, the variable remuneration already received. Through facts or events of exceptional severity, with clear adverse impacts on Vale’s market value and / or reputation: (i) fraud or illegal conduct by the executive; (ii) catastrophic events in environmental or health and safety matters, which affect the reputation of Vale or the Vale System; (iii) any extraordinary events, resulting from Vale’s action and with a negative impact on the market value of its shares by more than 15%; (iv) failure to approve or republishing of the financial statements due to the resolution of the AGM.

P. 105 Annual General Meeting of Shareholders 2021 Early renewal of the mandates and employment agreements of statutory executives - the Company opted for the anticipation of the process of election/renewal of mandates and the execution of contracts with the current Executive Officers, for the first quarter of 2021 (replacing the month of May 2021). In addition, as per the Bylaws amendment approved by the EGM, the Company changed the management term of the executives from two (2) to three (3) years. These changes aim at Vale maintaining the stability of its management and business plan and proceeding with the desired cultural transformation, especially considering the current context in which it is essential to remain on the journey of evolution of its Corporate Governance. Transparency - more clarity to executive compensation with the launch of the Proxy Statement in 2020.

P. 106 Annual General Meeting of Shareholders 2021 Analysis and discussion on compensation The Company clarifies that, in accordance with CVM / SEP Circular Letter 01/2021 of the Brazilian Securities and Exchange Commission, of February 26, 2021, the employer’s social security charges must not include the amounts of global or individual compensation subject to approval by the Annual General Meeting. Bearing in mind that the compensation proposal approved for the 2020 fiscal year included Vale’s social charges, we have included, for comparability, the information on the remuneration proposal for the 2021 fiscal year “including” and “excluding” charges under Vale’s responsibility. The compensation proposed for the year 2021 sums up R$ 270,154,462, including charges, 34% and 39% higher than the compensation proposed and executed in 2020, respectively. The compensation proposed for the year 2021 sums up R$ 202,759,896, excluding charges, 12% and 15% higher than the compensation proposed and executed in 2020, respectively, mainly due to the following factors related to the Executive Board: (i) Based on the Company’s organizational readjustment, aiming at greater alignment with the company’s strategy, equaling the full level of responsibility and accountability, it was considered for the 2021 proposal the forecast of 10 positions of statutory directors in comparison with the forecast of 7 positions for statutory directors provided for in the 2020 budget; (ii) Increased amount for the short-term variable compensation program (Annual Bonus) due to the results of the targets with payment in the year 2021; (iii). Increased amount for the share-based variable compensation programs (Matching and VSP), mainly impacted by Vale’s share price increase; (iv). The proposal that demonstrates the charges considers the incidence of social security charges on the share-based compensation programs (Matching and VSP), which was suspended at the end of 2017, based on the provisions of the Brazilian Labor Reform, which attributed the characteristic of exempt premium . In 2020, after the legislative evolution of the topic, in particular the revocation of MP 905/2019, the Company, supported by external opinions, concluded that the exemption was not applicable, with retroactive payment and a change in the procedure for future payments being recommended. Thus, for 2021, charges were budgeted for both the current cycles (2021) and for the cycles already closed and paid in previous years (retroactive to 2018, 2019 and 2020). Regulatory guidelines on remuneration charges Total compensation budget for 2021

Annual General Meeting of Shareholders **2021**

2020 Actual vs 2021 Budget
R$ million


194.6
18.4
176.2
28.1
4.6
23.5
16.6
27.0
40
25.2
20.8
9.8
4.4
5.4
270.2
67.4
202.8
2020
Inclusion of 4 statutory officers
Annual Bonnus Program / STI
Matching and VSP/LTI Programs
Social Security charges (for ended and current fiscal years)
2019 suspended variable compensation
Variable terminal amounts
Other variations
2021 Budget
Excluding charges
Applied charges

Management Compensation

(In Reais)	Budget 2021		Budget 2020		Actual 2020	
	Including charges[1]	Excluding charges	Including charges	Excluding charges	Including charges	Excluding charges
Board of Directors	20,726,612	16,479,519	15,470,230	12,891,858	14,560,372	12,249,865
Commitees	8,853,197	7,392,846	13,699,200	11,717,333	12,610,354	10,921,847
Fiscal Council	1,825,679	1,521,400	2,164,024	1,803,353	2,017,089	1,680,908
Statutory Executive Board	238,748,973	177,366,131	170,337,685	155,107,383	165,421,433	151,362,236
Total	270,154,462	202,759,896	201,671,139	181,519,927	194,609,248	176,214,856

1 - It considers the incidence of social security charges on share-based compensation programs (Matching and PAV), which was suspended at the end of 2017, based on the provisions of the Labor Reform, which attributed them the characteristic of an exempt premium. In 2020, after the legislative evolution of the topic, in particular the revocation of MP 905/2019, the Company, supported by external opinions, concluded that the exemption was not applicable, with retroactive payment and a change in the procedure for future payments being recommended. Thus, for 2021, charges were budgeted for both the current cycles (2021) and for the cycles already closed and paid in previous years (retroactive to 2018, 2019 and 2020).

P. 107

P. 108 Annual General Meeting of Shareholders 2021 Executive Board The Statutory Officers are the legal representatives of the company and are responsible for the day-to-day operations and implementation of the general policies and guidelines established by the Board of Directors. Currently, ten officers are responsible for daily business decisions, out of which nine are statutory positions. One position remains vacant. Analysis and discussion on compensation of Statutory Directors Eduardo Bartolomeo Chief Executive Officer1 Marcello Spinelli Executive Officer, Ferrous1 Alexandre Pereira Executive Officer, Business Support Mark Travers Officer, Base Metals (Executive Officer at Vale Canada, but a statutory Executive Officer in Brazil, as he does not reside in this country) Carlos Medeiros Executive Officer, Safety and Operational Excellence1 Alexandre D’Ambrosio Executive Officer, Legal and Tax2 Luciano Siani Executive Officer, Finance and Investor Relations Marina Quental Executive Officer, People3 Luiz Eduardo Osorio Executive Officer, Institutional Relations and Communication Maria Luiza Paiva Executive Officer, Sustainability3 [To be defined] Executive Officer, Strategy and Transformation3 1 - Positions established and/or replaced after Brumadinho. 2 - Statutory positions established in 2021.

P. 109 Annual General Meeting of Shareholders 2021 Fixed Compensation 2020 budget versus 2020 actual The Fixed Compensation is composed of the monthly base fee, the direct and indirect benefits that are offered by the Company and the applicable INSS charges. The monthly base fee paid in 2020 was 17% lower than expected for 2020, due to (i) considered, for the purposes of the 2020 proposal, the premise that the Base Metals Executive Director would be a statutory position, however, the said position was made effective as non-statutory, and (ii) budget referring to a former Executive Officer with expected departure in the 3rd quarter of 2020 and effective termination in the 2nd quarter, generating savings. As for the total Fixed Compensation, the amount paid in 2020 was 16% below the provided for the same year. Analysis of the last three years and fixed compensation planned for 2020 The total fixed compensation paid in 2020, excluding charges, was 12% lower than in 2019 and 6% higher than in 2018, in line with the number of active executives in each of these years. When comparing the average base fee per executive, 2020 was 2% lower than 2019 and 3% higher than 2018, which demonstrates a flat behavior of the average number of fees paid by the Company to executives. The basic fee expected for payment in 2021 was 29% higher than that actually paid in 2020 due to the higher number of executives budgeted for 2021. However, when comparing the average base fee per executive, the budget for 2021 shows a 14% reduction in average, in view of the recent organizational readjustment and forecast of hiring new executives throughout 2021. Compensation estimate for 2020 vs. 2020 actual (R$) 2020E 2020A No. of members receiving compensation 7.51 6.35 Salary or pro-labore 27,050,295 22,404,890 Salary or average pro-labore 3,601,903 3,528,329 Direct and indirect benefits 7,706,654 6,730,674 Others 5,410,059 4,480,978 Total including charges 40,167,008 33,616,542 Total excluding charges 34,756,949 29,135,564

Annual General Meeting of Shareholders 2021

Annual Fixed Compensation (R$)

Statutory Board	2018A	2019A	2020A	2021E
No. of members receiving compensation	6.00	6.91	6.35	9.48
Salary or pro-labore	20,543,646	24,913,436	22,404,890	28,845,736
Salary or average pro-labore	*3,423,941*	*3,605,418*	*3,528,329*	*3,042,799*
Direct and indirect benefits	7,050,291	8,130,546	6,730,674	6,868,004
Others	4,317,265	4,898,186	4,480,978	6,172,987
Total including charges	**31,911,202**	**37,942,167**	**33,616,542**	**41,886,727**
Total excluding charges	**27,593,937**	**33,043,981**	**29,135,564**	**35,713,739**


Base salary
Base fee (R$ million)
Average base fee (R$ million)
Total number of members
6.00
6.91
6.35
9.48
20.5
24.9
22.4
28.8
3.4
3.6
3.5
3.0
2018
2019
2020
2021E

Variable compensation (short- and long-term)

In 2019, as part of the crisis response, the Board of Directors made the decision to suspend the variable compensation of its executives, which was the correct decision considering the truly exceptional circumstances. As Vale evolves with the reparation program and the investigation has progressed, in 2020 the Board resumed variable compensation payments for executives who were not involved in investigations on the dam rupture.

The statutory officers who were removed from the Company for legal reasons after the Brumadinho dam rupture remain with their variable compensation suspended until all legal matters are officially settled.

P. 110

P. 111 Annual General Meeting of Shareholders 2021 2020 Bonus Panel Chief Executive Officer Finance and Investor Relations Officer Business Directors (Ferrous, Base Metals, Coal) Safety and Operational Excellence Officer Others Results EBITDA (no adjustment) 20% 20% 20% 20% EBITDA (adjusted) 20% 20% 20% 20% Sustainability Indicators (low carbon) 10% 10% 10% 10% 10% Health 5% 5% 5% 10% 5% Safety 5% 5% 5% 10% 5% Operational Risk (Risk Management) 10% 10% 10% 20% 10% Individual contribution 30% 30% 30% 50% 30% Target reached Target not reached Specifically, for long-term variable compensation (Matching and VSP), in 2020 the executive compensation mix was adjusted to give more focus and relevance to these components, aiming at greater alignment to the international executive market and proximity to shareholders’ interests. In addition to bringing Vale’s compensation profile closer to the international market, the adjustment in the compensation mix also came as one of the developments of the annual executive performance evaluation process. Performance Goals for the Annual Bonus Year 2020 - The 2020 Annual Bonus Goals Panel had 30% metrics related to Risk Management and HSEC (Health, Safety, Environment and Communities). Vale has segregated the Health and Safety goal from the Risk Management goal, in line with the conservative approach to monitoring the theme. It is important to highlight that, as of 2020, Vale adjusted the goals of the areas of Health, Safety, Geotechnics, Reparation and Compliance, removing the financial and production results of the panel, leaving executives and other employees of these areas fully involved in the mission of reducing and mitigating operational risks without the impact of financial results.

P. 112 Annual General Meeting of Shareholders 2021 Composition for the 2020 Goals Panel Collective Goals • Economic/Financial - EBITDA less sustaining investments with (20%) and without (20%) adjustments. • HSEC and Risk Management • Health - reduce the number of employees and third parties exposed to harmful agents by implementing controls in risk scenarios that eliminate exposure or reduce it to acceptable levels. Includes fatality-related penalty. • Safety - Reduce the absolute number of recordable injuries with critical or catastrophic potential severity. Includes fatality-related penalty. • Risk Management - reduce the catastrophic risk scenarios that are mapped. • • Low Carbon - with goals associated with reaching our 2030 commitment, presented at Vale Day 2019: • Climate change - reduce greenhouse gas emissions in line with the Paris Agreement and be carbon neutral by 2050; • Energy - obtain 100% self-production of clean energy globally; • Forests - recover and protect 500,000 hectares of degraded areas beyond our borders. Specific Goals Individual goals - defined for each of the executives, according to their focus and scope of action. These being: Cultural transformation, asset optimization & sustainable innovation, reparation and reputation of the company, dam management, EGS agenda and VPS(Vale Production System), Maintenance and Fire Fighting System and Protection. Results of the 2020 Goals Panel As for financial indicators, in 2020 the EBTIDA- Sustaining without Ferrous and Base Metals adjustments reached its maximum result, while coal was zeroed due to lower prices and volumes. Adjusted EBITDA-Sustaining only scored for the Base Metals business, but below expectations; and for other business, it was not reached. The Health indicator (5%) was achieved in its entirety for most businesses in 2020, but safety (5%) was zeroed out for all Vale executives, given the four fatal incidents that occurred in 2020. The Indicators of Operational Risk Management and Low Carbon exceeded the established target range, indicating that we are on the right track according to plans initially outlined by Vale. Year 2021 - For 2021, the Company gives a greater focus on targets related to critical objectives, so that Vale can reach the defined aspirations, in order to reinforce a more integrated performance among areas. In this sense, the 2021 Bonus Panel included the collective indicators related to Cultural Transformation, Productivity and Vale Management Model (VPS). In addition, the EBITDA – Sustaining Indicator without adjustments was removed from the panel, remaining as a Payment trigger and a Spending Limit. We reiterate that health, safety, geotechnics, repair and compliance areas do not have the financial and productivity results in their goal panel.

P. 113 Annual General Meeting of Shareholders 2021 2021 Bonus Panel Chief Executive Officer Finance and Investor Relations Officer Business Directors (Ferrous, Base Metals, Coal) Safety and Operational Excellence Officer Others Global - Sustaining Investments (adjusted) 25% 20% 20% 20% Sustainability Indicators 10% 10% 10% 10% 10% Health 5% 5% 5% 10% 5% Safety 10% 10% 10% 15% 10% Operational Risk 10% 10% 10% 20% 10% Productivity - 5% 5% - - People 10% 10% 10% 10% 10% Compliance with Vale Management Model (VPS) 10% 10% 10% 15% 10% Individual contribution 20% 20% 20% 20% 20%

P. 114 Annual General Meeting of Shareholders 2021 2020 estimate versus 2020 actual The variable compensation (composed of the Annual Bonus, the Matching and VSP programs and the due charges) actually paid in 2020 was in line (less than 1% above) with the variable compensation expected for this same year. We remind you that, in 2020, in addition to the regular programs with payment in 2020, the variable compensation installments that had been suspended in 2019 due to the Brumadinho dam rupture were planned and paid, for executives who were not involved in any investigation of the rupture. Installments that had been suspended in 2019 refer to the Annual Bonus and the Matching Program (including due applicable charges). The VSP does not apply, since it was settled to the executives before the rupture occurred in Brumadinho (payment date: January 15, 2019). Compensation estimate for 2020 vs. actual in 2020 (R$) 2020E 2020A Annual bonus 36,710,046 36,629,008 Share-based Compensation (VSP) 15,965,097 16,097,816 Share-based Compensation (Matching) 29,463,312 29,894,388 Others 7,671,924 8,241,471 Termination of position 35,453,358 39,473,869 Total including charges 130,170,677 131,804,890 Total excluding charges 117,591,813 122,095,081 Analysis of the last three years and variable remuneration expected for 2021 The variable compensation paid in 2020 increased due to the fact that, in 2020, payments were concentrated on both the variable remuneration suspended in 2019 and the one due in 2020. As for the amount budgeted for the year 2021, when compared to that realized in 2020, the increase in the Annual Bonus (14%) is due to the results obtained above expectations, both global / collective, as well as individual; the increase in the Matching and VSP programs (44%) is mainly due to the impact of the increase in Vale’s share price; and the 6-fold increase in the amount of INSS charges (represented in “others”).

Annual General Meeting of Shareholders 2021

The incidence of social security charges on share-based compensation programs (Matching and PAV) is considered, which was suspended in late 2017, based on the Brazilian Labor Reform provision, which attributed the characteristic of exempt premium. In 2020, after the legislative evolution of the topic, in particular the revocation of MP 905/2019, the Company, supported by external opinions, concluded that the exemption was not applicable, with retroactive payment and a change in the procedure for future payments being recommended. Thus, for 2021, charges were budgeted for both the current cycles (2021) and for the cycles already closed and paid in previous years (retroactive to 2018, 2019 and 2020).

Below, we show the amounts actually paid in 2020 segmented between the suspended programs for 2019 and the 2020 programs.

Variable compensation (R$)

Staturory Officers	2018A	2019A	2020A	2021E
Annual bonus	31,237,935	-	36,629,008	41,700,179
Share-based Compensation (VSP)	9,704,915	25,676,497	16,097,816	23,586,492
Share-based Compensation (Matching)	9,917,159	-	29,894,388	42,555,299
Others	14,983,080	3,885,703	9,709,809	71,075,032
Termination of position	68,346,722	17,899,948	39,473,869	17,945,244
Total including charges	**134,189,811**	**47,462,149**	**131,804,890**	**196,862,246**
Total excluding charges	**119,206,731**	**46,335,066**	**122,226,672**	**141,652,392**

Variable Compensation Normalized (R$)

Statutory Officers	2018R	2019R[1]	2020R	2021P
Annual bonus	31,237,935	17,580,362	19,048,646	41,700,179
Share-based Compensation (VSP)	9,704,915	25,676,497	16,097,816	23,586,492
Share-based Compensation (Matching)	9,917,158	7,614,066	22,280,322	42,555,299
Others	14,983,080	7,401,776	6,193,737	71,075,032
Termination of position	68,346,722	17,899,948	39,473,869	17,945,244
Total including charges	**134,189,810**	**76,172,650**	**103,094,390**	**196,862,246**
Total excluding charges	**119,206,730**	**72,081,219**	**96,769,063**	**141,652,392**

1 - Based on compensation executed in 2020.

P. 115

P. 116 Annual General Meeting of Shareholders 2021 Alteration of the Virtual Shares Plan (VSP) for payment in shares Item V The VSP will be submitted for approval at the Shareholders’ Meeting so that, as from the 2021 concession, it will be changed to a Real Share Program, with the payment of virtual dividends on the number of shares units that the executive will be entitled to as an award at the end of the cycle, after the application of the performance factor - TSR and ESG. The proposed change strengthens the feeling of ownership and the engagement of the participating executives, in addition to aligning their actions with the interests of shareholders. If approved, the plan will be renamed to “Vale’s Stock Plan”. For documents related to the plan, visit www.vale.com/investors.

P. 117 Annual General Meeting of Shareholders 2021 Incorporations Item VI Corporate simplification of iron ore assets In line with the process of simplifying the iron ore business, Vale invites shareholders to deliberate on the Partial Spin-Off of Minerações Brasileiras Reunidas S.A. – MBR (“MBR”) with the incorporation of the entire spun-off portion by Vale. The objective of the Partial Spin-Off proposal is to consolidate in Vale the ownership of assets that are already in its possession, use and enjoyment, due to a specific contract. Consequently, the operation will reduce financial and asset management resources, with greater administrative and operational efficiency, contributing to the optimization of relevant synergies in the conduct of matters of interest. The intended operation was preceded, in the last 12 (twelve) months, by the following events: (i) first, the acquisition, by Vale, of shareholding control of Empreendimentos Brasileiros de Mineração SA – EBM (“EBM”), which at that time configured as a direct minority shareholder of MBR; and (ii) subsequently, of the reverse incorporation of EBM by MBR, which resulted in the extinction of EBM and the consolidation of the investment held by Vale directly in MBR, which, in turn, became Vale’s sole shareholder. Simplification of corporate structure In order to simplify its corporate structure, Vale calls upon the shareholders to decide on the merger of the companies: Companhia Paulista de Ferroligas (“CPFL”) and Valesul Alumínio S.A. (“Valesul”). Vale owns all the shares in the share capital of both companies mentioned, which are part of a restructuring program for non-operating companies. The incorporation will make it possible to simplify the corporate structure, with the consequent ease in business management and the reduction in legal, tax and administrative costs and obligations arising from the maintenance of Valesul and CPFL as a legal entity. Below, we list the main benefits of the respective incorporations: • CPFL • Use of R$ 3.3 million in tax credits for offsetting Vale’s taxes; • Write-off of Accounts Receivable of R$ 4.1 million against Vale, arising from the sale of tax credits (adhesion to REFIS) in 2013; • Financial investment in the amount of R$ 28.1 million, which will be absorbed by Vale. • Valesul • Use of R$ 2.1 million in tax credits for offsetting Vale’s taxes; • Write-off of Accounts Receivable of R$ 45 million against Vale, arising from the sale of tax credits (adhesion to REFIS) in 2013.

P. 118 Annual General Meeting of Shareholders 2021 Quorum for Meeting ¼ (one quarter) of the Company’s capital stock with voting rights for all the matters set forth in the Agendas. If this quorum is not met, the Company will publish a new Notice of Meeting announcing the new date of the Meeting(s) to be held on second call to address the pending matters which may be held with the presence of any number of shareholders. Materials for the Meetings available at: www.vale.com/investors. April 30, 2021 10:00 (GMT-03:00) The meetings will be held virtually, through Zoom. General Information for the Annual and Extraordinary General Meeting Meeting held Date Time Location 1. 2. 3. General Information for the Annual and Extraordinary General Meeting

P. 119 Annual General Meeting of Shareholders 2021 Pursuant to Article 5 of Vale’s Bylaws, each common share and each special class preferred share issued by the Company gives the right to one vote in the resolutions of the Meetings’ Agenda. Considering matters on the Agenda, the holders of common shares and the holder of special class preferred shares issued by Vale can vote on the resolutions proposed for the Meeting. To participate in the Meetings, the shareholder must present the following document: Voting rights Required documents Pessoa Física valid photo I.D. (original or certified copy) of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). proof of ownership of shares issued by Vale issued by the depositary financial institutional or custodian on the date of accreditation to be carried out by the shareholder. Pessoa Jurídica valid photo I.D. of the legal representative (original or certified copy). The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH). documents que proving the powers of representation, including the power of attorney and copy of the articles of incorporation and minutes of election of directors; and in the case of an investment fund, copies of (i) the fund’s current regulations, (ii) the bylaws or articles of association of its administrator or manager, as applicable; and (iii) the minutes of election of the administrator’s or manager’s directors. If these documents are in a foreign language, they must be translated to Portuguese by a sworn translator, but notarization and consularization will not be necessary. Note that documents in English and Spanish do not need to be translated. proof of ownership of shares issued by Vale issued by the depositary financial institution or custodian on the date of accreditation to be performed by the shareholder.

P. 120 Annual General Meeting of Shareholders 2021 Shareholder participation in the Meetings can be through a duly constituted proxy, observing the terms of Article 126, paragraph 1 of Law No. 6,404 of December 15, 1976, as amended (“Law 6,404/1976”). The proxy must have been nominated less than one (1) year previously and qualify as a shareholder or a manager of the Company, a laywer registered the Brazilian Bar Association (Ordem de Advogados do Brasil – OAB), or a financial institution. Pursuant to the provisions set forth in Circular- Letter/CVM/SEP/no. 02/2020, shareholders that are legal entities may be represented in the shareholders’ meetings by their legal representatives or duly appointed proxies, in accordance with the company’s acts of incorporation and with the rules of the Brazilian Civil Code and, in this specific case, it is not required that the proxy of the legal entity shareholder be a shareholder, a company manager or a lawyer. Likewise, the shareholders of investment funds, as decided by the Collegiate Body of the CVM under CVM Administrative Proceeding no. RJ-2014-3578, may be represented in the Meeting of Shareholder through legal representatives or through proxies duly constituted by their manager or director, as provided in their regulations. Any power of attorney written in a foreign language must be accompanied by the corporate documents evidencing the powers of representation, in the case of a legal entity, and the power of attorney instrument, all duly translated into Portuguese by a sworn translator, and notarized, but consularization will not be required. Documents in English and Spanish do not need to be translated. The proxy documents, accompanied by the documentation proving powers, will be verified when the shareholder is registered to participate via the Zoom system, as will be detailed in this Manual. In order to speed up the accreditation process and the analysis of the documents, we request that the shareholders who are represented by proxy be so kind as to accredit themselves and, consequently, send to the Company the above-mentioned proxy documents, preferably up to 72 (seventy-two) hours prior to the Meeting, using the form available on the website: www.vale.com/assembleia. Below is a proxy template that can be filled by shareholders who choose to participate by proxy. The shareholders shall use any proxy instead of this example, if the document complies with the Brazilian Law 6,404/1976 and the Brazilian Civil Code. Participation by Proxy

P. 121 Annual General Meeting of Shareholders 2021 Português [ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [_______] e inscrito no CPF/MF sob o nº [______], residente e domiciliado [ENDEREÇO], na Cidade [_______], Estado [_______] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Geral Ordinária e Extraordinária da Vale S.A., a ser realizada em primeira convocação no dia 30 de abril de 2021, às 10h, e, se necessário, em segunda convocação em data a ser informada oportunamente. Este instrumento é válido por [____], a partir da data de sua assinatura. [Local], [Data]. ____________________________ [Acionista] English [SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/MF # [______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [_______], State of [_______] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at the Annual and Extraordinary Shareholders’ Meeting to be held on first call on April 30, 2021, at 10 a.m., and, if necessary, on second call on a date to be duly informed,. This power of attorney shall remain in effect from [__________] until [_______]. [Place], [Date]. ____________________________ [Shareholder] Holders of ADSs may attend the Meeting, in which they will be represented by Citibank N.A. (“Citibank”), as a depositary financial institution, observing the terms and procedures set forth in the “Deposit Agreement” signed with Vale. Citibank will send the voting cards (proxies) to the ADS holders so that they may exercise their voting rights and will be represented in the Meeting through its representative in Brazil, Banco Bradesco S.A. (“Bradesco”). The deadline for starting the distribution of proxy cards and voting materials to ADSs holders is April 16, 2021. Proxy Form Participation of holders of American Depositary Shares (“ADSs”)

P. 122 Annual General Meeting of Shareholders 2021 Means of Shareholder Participation Participation by Absentee Ballot As set forth in articles 21-A and following of CVM Instruction No. 481 of December 17, 2009 (“ICVM 481”), the Company’s shareholders may send, as of this date, their voting instructions for the matters on the Meeting’s Agenda, by completing and submitting an absentee ballot (“Ballot” or “BVD”). The content of the Ballot must reflect Attachment 21-F of ICVM 481, including the proposal of resolution contained in the Agenda of the Meeting, and can be accessed by clicking: www.vale.com/investors. Shareholders who choose to exercise their voting rights by means of the Bulletin must do so by means of one of the following options: (i) by filling instructions transmitted to the Company’s depository bank (Banco Bradesco S.A.), only in the case of shares that are not deposited in a central depository, observing the established procedures and the documents required by the custodian agent, up to 7 days before the Meeting; (ii) by instructions for completion transmitted to their respective custody agents, in the case of shareholders holding shares deposited with a central depository, with due regard for the established procedures and the documents required by the respective custodian, up to 7 days prior to the Meeting; (iii) by forwarding the Ballot directly to the Company. In this case, the shareholder must send the Ballot to the postal address vale.ri@vale.com, exceptionally, up to 7 days before the Meeting. It is important to emphasize that the last days for receipt of the Ballots will be April 23, 2021, by the custodian, depositary agent and by the Company. This date refers to the receipt of the Ballots and not their posting. If received after the day indicated for the respective forms of delivery, the votes will not be counted. Once the period for remote voting has ended, that is, as of April 24, 2021 for receipt of the Ballots by the custodian agent, depository agent or by Company, the shareholder will not be able to change the voting instructions already sent, except during the Meeting, upon specific request to disregard the voting instructions sent via Ballot, before the respective matter(s) are put to vote, and if the shareholder or the respective proxy, as the case may be, has duly registered for virtual participation in the Meeting.

P. 123 Annual General Meeting of Shareholders 2021 Participation by Virtual Access at the time of the Meeting As stated in the Call Notice, the Meeting will be held exclusively digitally, in accordance with Article 4, paragraph 2, I, of CVM Instruction no. 481/2009, through virtual access via the Zoom System. Shareholders may request a link to access the Meetings by means of a form available on the website www.vale.com/investors. Such request must be made until April 28, 2021 and must be accompanied by the documents necessary for participation. Access via Zoom will be restricted to shareholders or their representatives or attorneys- in-fact, as the case may be, who are accredited in accordance with the terms described in this Manual for Participation and the aforementioned link (“Accredited Shareholders”). The Company warns that shareholders who do not submit the request and the necessary participation documents within the required period will not be able to participate in the Meetings. As already mentioned, to speed up the accreditation process, we request shareholders who are represented by proxy to preferably send to the Company the documents proving representation up to 72 (seventy-two) hours prior to the Meeting. After verification of the documentation and accreditation, the Company will send by e-mail, preferably one (1) day before the date of the Meeting, the instructions for access to the electronic system to the shareholders who have registered as indicated above (“Accredited Shareholder(s)”). Only one individual invitation will be sent per Accredited Shareholder. If an Accredited Shareholder does not receive an individual invitation to attend the Meeting up to three (3) hours before the Meeting is scheduled to begin, he/she must contact the Company’s Investor Relations department at vale.ri@vale. com at least one (1) hour before the Meeting is scheduled to begin so that appropriate support can be provided and, if necessary, access can be granted by sending a new individual invitation. Accredited Shareholders undertake to: (i) to use the individual invitations solely and exclusively for the remote monitoring of the Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, being the invitation non- transferable; and (iii) not to record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the holding of the Meeting.

P. 124 Annual General Meeting of Shareholders 2021 Participation and/or Voting on the Digital Platform The company highlight that only shareholders who are accredited until April 28, 2021 and log in to the Zoom system on the date of the Meeting until the opening of the works (“Present Shareholder”) will be considered present at the Meeting. The Zoom platform meets the requirements set forth in paragraph 1 of article 21-C of ICVM 481, as amended, which are: (i) the possibility of manifestation and simultaneous access to documents presented during the Meeting that have not been previously made available; (ii) the full recording of the Meeting; and (iii) the possibility of communication between shareholders. The Present Shareholders hereby authorize the Company to use any information contained in the recording of the Meeting to register the possibility of manifestation and visualization of the documents presented during the Meeting; registration of the authenticity and security of the communications during the Meeting; registration of the presence and of the vote cast; compliance with a legal order from the competent authorities; and, defense of the Company, its managers and third parties hired, in any judicial, arbitral, regulatory or administrative sphere. During the Meeting, the Attending Shareholders will have their microphones muted and their cameras turned off to avoid connection instability and improve sound quality. After the presentation of each matter on the Agenda, any Shareholder Present who wishes to speak must request the floor by Chat on the Zoom system to be eligible for such a request, so that, in the order in which they are received by the table, the floor will be given to such shareholder, by opening the audio. To maintain the good progress of the Meeting, a maximum time may be established for the manifestation of each Shareholder in attendance. Attending Shareholders who wish to take the floor to make a statement on any matter not related to the Meeting’s Agenda must use the usual channels for contact with the Company, through the Investor Relations area. Besides the possibility of watching the meeting from the computer, the Zoom platform is also available via app, for Apple and Android phones, where an application download is required. Vale recommends that Shareholders test and familiarize themselves with the Zoom tool in advance, and access the Zoom electronic system at least 30 (thirty) minutes before the beginning of the Meeting in order to avoid any operational problems with its use on the day of the Meeting. Vale is not responsible for connection problems that the Accredited Shareholders may face and other situations that are not under the Company’s control, such as internet connection instability or incompatibility of Zoom with the Accredited Shareholder’s equipment. Attending Shareholders who participate via Zoom will be considered present at the Meeting and sign the respective minutes, under the terms of article 21-V, paragraph 1, of ICVM 481. Any doubts or clarifications may solved, as the case may be, by contacting the Investor Relations Office, by e-mail to vale.ri@vale.com.

vale.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 15 2021		Head of Investor Relations